UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2011

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F   ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333-175033 (Canadian Pacific Railway Limited) and Form F-9 No. 333-175032 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 25, 2011	By:	Signed:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: October 25, 2011	By:	Signed:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release:  Immediate    October 25, 2011

CANADIAN PACIFIC ANNOUNCES THIRD QUARTER 2011 RESULTS

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its third-quarter 2011 results today with reported net income of $186.8 million and diluted earnings per share of $1.10, inclusive of $0.04 per share of expenses related to the early redemption of its 2013 Notes.

THIRD-QUARTER 2011 RESULTS COMPARED WITH THIRD-QUARTER 2010

•	Total revenues were $1.3 billion, an increase of $55.4 million
•	Operating expenses were $1.0 billion, an increase of $68.5 million
•	Average fuel price increased 47 per cent to $3.44 U.S. dollars per U.S. gallon
•	Operating income was $324.6 million, a decrease of $13.1 million
•	Net income was $186.8 million, a decrease of $10.5 million
•	Diluted earnings per share were $1.10 per share, a decline of $0.07 per share or a decline of $0.03 per share exclusive of the early redemption of the 2013 Notes

“We currently see strength in our bulk franchise, but remain vigilant in monitoring economic signals from Asia,” stated Fred Green President and CEO. “We are focused on sustaining and improving service and productivity through investments in locomotives, infrastructure, people and technology.”

Note on forward-looking information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s

Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (CP:TSX)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media	Investment Community
Nicole Sasaki	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (403) 835-9005	Tel.: (403) 319-3233
e-mail: nicole_sasaki@cpr.ca	e-mail: investor@cpr.ca

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2011	2010	2011	2010
Revenues
Freight	$1,308.4	$1,250.8	$3,676.8	$3,591.2
Other	33.2	35.4	92.7	96.0
	1,341.6	1,286.2	3,769.5	3,687.2
Operating expenses
Compensation and benefits	336.4	365.2	1,037.0	1,068.7
Fuel	237.8	166.1	700.9	525.7
Materials	56.2	43.2	185.2	158.2
Equipment rents	53.1	53.6	158.1	157.5
Depreciation and amortization	122.6	123.9	367.1	368.4
Purchased services and other	210.9	196.5	656.9	590.3
	1,017.0	948.5	3,105.2	2,868.8
Operating income	324.6	337.7	664.3	818.4
Less:
Other (income) and charges (Note 5)	14.1	1.0	8.6	(7.3)
Net interest expense	64.3	60.6	191.0	192.1

Income before income tax expense	246.2	276.1	464.7	633.6

Income tax expense (Note 3)	59.4	78.8	116.2	168.7
Net income	$186.8	$197.3	$348.5	$464.9

Earnings per share (Note 4)
Basic	$1.10	$1.17	$2.06	$2.76
Diluted	$1.10	$1.17	$2.04	$2.75

Weighted average number of shares (millions)
Basic	169.4	168.8	169.4	168.6
Diluted	170.5	169.3	170.6	169.0

Dividends declared per share	$0.3000	$0.2700	$0.8700	$0.7875

See notes to Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	September 30	December 31
	2011	2010

Assets
Current assets
Cash and cash equivalents	$97.0	$360.6
Accounts receivable, net	530.5	459.0
Materials and supplies	149.7	114.1
Deferred income taxes	113.6	222.3
Other current assets	59.8	47.8

	950.6	1,203.8

Investments	166.0	144.9
Net properties	12,535.4	11,996.8
Goodwill and intangible assets	198.8	189.8
Other assets	156.7	140.6

Total assets	$14,007.5	$13,675.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,030.8	$1,007.8
Long-term debt maturing within one year (Note 10)	304.1	281.7

	1,334.9	1,289.5

Pension and other benefit liabilities	973.0	1,115.7
Other long-term liabilities	411.8	468.0
Long-term debt (Note 5)	4,042.5	4,033.2
Deferred income taxes	2,046.0	1,944.8

Total liabilities	8,808.2	8,851.2

Shareholders’ equity
Share capital	1,829.1	1,812.8
Additional paid-in capital	88.6	24.7
Accumulated other comprehensive loss	(1,992.5)	(2,085.8)
Retained earnings	5,274.1	5,073.0

	5,199.3	4,824.7

Total liabilities and shareholders’ equity	$14,007.5	$13,675.9

Commitments and contingencies (Note 9)

See notes to Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2011	2010	2011	2010

Operating activities
Net income	$186.8	$197.3	$348.5	$464.9
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	122.6	123.9	367.1	368.4
Deferred income taxes (Note 3)	58.6	75.4	118.4	160.4
Pension funding in excess of expense (Note 8)	(14.8)	(645.6)	(39.5)	(805.6)
Other operating activities, net	(33.5)	(0.6)	(46.7)	5.7
Change in non-cash working capital balances related to operations	5.7	(0.5)	(75.1)	(72.5)

Cash provided by (used in) operating activities	325.4	(250.1)	672.7	121.3

Investing activities
Additions to properties	(351.9)	(185.1)	(703.5)	(443.9)
Proceeds from the sale of properties and other assets	20.4	19.8	40.5	46.2
Other	(6.2)	-	(6.5)	-

Cash used in investing activities	(337.7)	(165.3)	(669.5)	(397.7)

Financing activities
Dividends paid	(50.8)	(45.5)	(142.2)	(128.9)
Issuance of CP common shares	2.2	20.0	13.0	26.9
Collection of receivable from financial institution	-	-	-	219.8
Issuance of long-term debt	-	355.2	-	355.2
Repayment of long-term debt (Note 5)	(125.5)	(14.2)	(143.5)	(604.5)
Other	-	2.9	-	3.1

Cash (used in) provided by financing activities	(174.1)	318.4	(272.7)	(128.4)

Effect of foreign currency fluctuations on U.S. dollar-

denominated cash and cash equivalents	15.6	(8.8)	5.9	(6.5)

Cash position
Decrease in cash and cash equivalents	(170.8)	(105.8)	(263.6)	(411.3)
Cash and cash equivalents at beginning of period	267.8	373.6	360.6	679.1

Cash and cash equivalents at end of period	$97.0	$267.8	$97.0	$267.8

Supplemental disclosures of cash flow information:
Income taxes paid	$(0.6)	$0.3	$2.8	$6.5
Interest paid	$40.0	$33.2	$179.7	$252.3

See notes to Consolidated Financial Statements.

5

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2011	169.2	$1,812.8	$24.7	$(2,085.8)	$5,073.0	$4,824.7
Net income	-	-	-	-	348.5	348.5
Other comprehensive income	-	-	-	93.3	-	93.3
Dividends declared	-	-	-	-	(147.4)	(147.4)
Effect of stock-based compensation expense	-	-	13.0	-	-	13.0
Changes to stock compensation awards (Note 7)	-	-	53.5	-	-	53.5
Shares issued under stock option plans	0.3	16.3	(2.6)	-	-	13.7

Balance at September 30, 2011	169.5	$1,829.1	$88.6	$(1,992.5)	$5,274.1	$5,199.3

				Other comprehensive income	Net income	Comprehensive income

Comprehensive income – three months ended September 30, 2011				$52.1	$186.8	$238.9

Comprehensive income – nine months ended September 30, 2011				$93.3	$348.5	$441.8

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2010	168.5	$1,771.1	$30.8	$(1,744.7)	$4,600.9	$4,658.1
Net income	-	-	-	-	464.9	464.9
Other comprehensive income	-	-	-	52.2	-	52.2
Dividends declared	-	-	-	-	(132.9)	(132.9)
Effect of stock-based compensation expense	-	-	1.1	-	-	1.1
Shares issued under stock option plans	0.6	34.8	(6.4)	-	-	28.4

Balance at September 30, 2010	169.1	$1,805.9	$25.5	$(1,692.5)	$4,932.9	$5,071.8

				Other comprehensive income	Net income	Comprehensive income

Comprehensive income – three months ended September 30, 2010				$17.0	$197.3	$214.3

Comprehensive income – nine months ended September 30, 2010				$52.2	$464.9	$517.1

See notes to Consolidated Financial Statements.

6

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2010 consolidated financial statements. The policies used are consistent with the policies used in preparing the 2010 consolidated financial statements. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement and disclosure

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted the remaining guidance which did not impact the consolidated financial statements.

Future accounting changes

Fair value measurement

In May 2011, the FASB issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. Adoption is not expected to have a material impact on the results of operations or financial position but increased quantitative and qualitative disclosure regarding Level 3 measurements is expected.

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. As the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption is expected to impact only the presentation of the financial statements. The guidance must be applied retrospectively for all periods presented in the financial statements. The Company has not yet determined which election will be made when the standard becomes effective for interim and annual periods beginning after December 15, 2011.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Adoption is expected to impact the goodwill impairment testing process but not the results of operations or financial position of the Company.

7

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

3	Income taxes

	For the three months ended September 30		For the nine months ended September 30
	2011	2010	2011	2010
(in millions of Canadian dollars)

Current income tax expense	$0.8	$3.4	$(2.2)	$8.3
Deferred income tax expense	58.6	75.4	118.4	160.4

Income tax expense	$59.4	$78.8	$116.2	$168.7

The higher effective income tax rate for the three months and nine months ended September 30, 2010, compared to the same periods in 2011, is a result of non-taxable foreign exchange gains and losses related to long-term debt.

4	Earnings per share

At September 30, 2011, the number of shares outstanding was 169.5 million (September 30, 2010 – 169.1 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of common shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2011	2010	2011	2010

Weighted average shares outstanding	169.4	168.8	169.4	168.6
Dilutive effect of stock options	1.1	0.5	1.2	0.4

Weighted average diluted shares outstanding	170.5	169.3	170.6	169.0

For the three and nine months ended September 30, 2011, 2,305,458 and 1,739,167 options, respectively, were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2010 – 1,416,783 and 1,885,875, respectively).

5	Long-term debt

On September 30, 2011, the Company redeemed US$101.4 million 5.75% Notes due in May 2013 with a carrying amount of $106.7 million pursuant to a call offer for a total cost of $112.5 million. Upon redemption of the Notes a net loss of $8.8 million was recognized during the three months ended September 30, 2011, to “Other income and charges”. The loss consisted largely of a redemption premium paid to note holders to redeem the Notes.

6	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•

Level 2:  Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•

Level 3:  Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,346.6 million at September 30, 2011 (December 31, 2010 – $4,314.9 million) and a fair value of approximately $5,131.0 million at September 30, 2011 (December 31, 2010 – $4,773.0 million). The fair value of publicly traded long-term debt is determined based on market prices at September 30, 2011 and December 31, 2010, respectively.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Gain/loss in fair value of long-term floating rate notes

At September 30, 2011 and December 31, 2010, the Company held long-term floating rate notes with a total settlement value of $105.0 million and $117.0 million, respectively, and carrying values of $77.3 million and $69.5 million, respectively. At September 30, 2011, the long-term floating rate notes consisted of Master Asset Vehicle (“MAV”) 2 notes with eligible assets. The carrying values, being the estimated fair values, are reported in “Investments”.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Accretion, redemption of notes and changes in assumptions have resulted in gains of $3.7 million and $14.2 million in the three and nine months ended September 30, 2011, respectively (three and nine months ended September 30, 2010 – gains of $2.0 million and $7.6 million, respectively) which was reported in “Other income and charges.” During the second quarter of 2011 the Company sold all of its MAV 2 Class B and Class C and MAV 3 Class 9 notes for proceeds of $6.4 million and recorded a gain of $6.3 million. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at September 30, 2011 and December 31, 2010, respectively, are:

	September 30, 2011	December 31, 2010
Probability weighted average coupon interest rate	0.8%	0.8%
Weighted average discount rate	6.2%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 1/3 years	Approximately 6 years

Credit losses	MAV 2 eligible asset notes:	MAV 2 eligible asset notes:
	nil	1% to 100%
		MAV 3 Class 9 Traditional
		Asset Tracking notes: 1%

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $77.3 million at September 30, 2011 (December 31, 2010 – $69.5 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	000000000	000000000	000000000	000000000
	2011		2010
(in millions of Canadian dollars)	Original cost	Estimated fair value	Original cost	Estimated fair value

As at January 1	$117.0	$69.5	$129.1	$69.3
Redemption of notes	(12.0)	(0.1)	(0.1)	-
Accretion	-	4.1	-	4.4
Change in market assumptions	-	3.8	-	3.1

As at September 30	$105.0	$77.3	$129.0	$76.8

B.    Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Foreign exchange forward contracts

During the three months ended September 30, 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101.4 million 5.75% May 2013 Notes the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $1.5 million (see Note 5).

At September 30, 2011, the Company had remaining FX forward contracts to fix the exchange rate on US$175.0 million of its 6.50% Notes due in May 2018, and US$100.0 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature.

During the three and nine months ended September 30, 2011, a combined realized and unrealized gain of $18.7 million and $13.9 million, respectively, was recorded to “Other income and charges” associated with these derivatives. These gains largely offset realized and unrealized losses on the underlying debt which these derivatives are designated to hedge.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Interest rate swaps

At September 30, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.

Gains on interest rate swaps that were previously settled are deferred as a fair value adjustment to the underlying debts that were hedged and are amortized to “Net interest expense” until such time the debts are repaid through October 2011 (see Note 10).

Treasury rate locks

At September 30, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.1 million (December 31, 2010 – $22.1 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss”, net of tax, and are amortized to “Net interest expense” in the period that interest on the related debt is charged. At September 30, 2011, the Company expected that, during the next 12 months, pre-tax losses of $0.1 million related to these previously settled derivatives will be reclassified to “Net interest expense”.

11

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

Stock-based compensation expense management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company entered into a Total Return Swap (“TRS”) to reduce the expense volatility on three types of stock-based compensation programs: tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), and restricted share units (“RSUs”). As the Company’s share price appreciates, these instruments create increased compensation expense. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps are intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs.

During the first quarter of 2011, the Company reduced the size of the TRS program for total proceeds of $0.3 million to reflect the cancellation of SARs in Canada (see Note 7).

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads.

At September 30, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 21.3 million US gallons during the period October 2011 to September 2012 at an average price of US$ 3.00 per US gallon. This represents approximately 7% of estimated fuel purchases for this period.

12

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

The following table summarizes the fair values derivatives instruments on the Consolidated Balance Sheets at September 30, 2011 and December 31, 2010:

(in millions of Canadian dollars)	Balance Sheet Location	Asset Derivatives		Liability Derivatives

		As at September 30, 2011	As at December 31, 2010	As at September 30, 2011		As at December 31, 2010

Derivatives designed as hedging instruments
Diesel future contracts(1)	Other current assets	$-	$4.1	$		$
	Accounts payable and accrued liabilities				5.5		-
FX forward contracts(2)	Other assets	14.7	-
	Other long-term liabilities				-		1.6

Derivatives not designated as hedging instruments
Total return swap	Accounts payable and accrued liabilities				14.4		6.0

		$14.7	$4.1		$19.9		$7.6

(1)

At September 30, 2011, the Company had an unrealized pre-tax loss of $5.5 million derived from these futures contracts reflected in “Accumulated other comprehensive loss” (December 31, 2010 – pre-tax gain $4.1 million). At September 30, 2011, the Company expected that, during the next 12 months, $5.5 million of unrealized holding losses on diesel future contracts will be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

(2)

At September 30, 2011, the FX forward contracts reflected in “Other assets” had a related unrealized pre-tax gain of $2.8 million that was reflected in “Accumulated other comprehensive loss” (December 31, 2010 – pre-tax loss $1.1 million). Amounts recorded in “Accumulated other comprehensive loss” will be reclassified to earnings during the terms of the 6.50% and 7.25% Notes.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statements of Income and in comprehensive income for the three months and nine months ended September 30, 2011 and 2010:

(in millions of Canadian dollars)	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives		Amount of gain (loss) recognized in other comprehensive income on derivatives

		For the three months ended September 30		For the three months ended September 30
		2011	2010	2011	2010

Derivatives designed as hedging instruments
Effective portion
Diesel future contracts	Fuel expense	$1.5	$(0.2)	$(7.3)	$2.7
Interest rate swap	Net interest expense	1.7	1.4	-	-
	Other income and charges	1.6	-	-	-
Treasury rate locks	Net interest expense	0.1	0.1	(0.1)	(0.1)
FX forward contracts	Other income and charges	18.7	-	5.5	-

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	(6.0)	8.8	-	-

		$17.6	$10.1	$(1.9)	$2.6

(in millions of Canadian dollars)	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives		Amount of gain (loss) recognized in other comprehensive income on derivatives

		For the nine months ended September 30		For the nine months ended September 30
		2011	2010	2011	2010

Derivatives designed as hedging instruments
Effective portion
Diesel future contracts	Fuel expense	$8.3	$1.4	$(9.6)	$(0.7)
Interest rate swap	Net interest expense	5.0	3.6	-	-
	Other income and charges	1.6	-	-	-
Treasury rate locks	Net interest expense	-	(1.6)	-	1.6
FX forward contracts	Other income and charges	13.9	-	3.9	-

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	(8.1)	9.2	-	-

		$20.7	$12.6	$(5.7)	$0.9

There was no significant ineffectiveness related to derivatives designated as hedges.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statements of Income and in comprehensive income for the three and nine months ended September 30, 2011 and 2010:

(in millions of Canadian dollars)	Location of ineffective portion recognized in income	Ineffective portion recognized in income		Effective portion recognized in other comprehensive
income

		For the three months ended September 30		For the three months ended September 30
		2011	2010	2011	2010

FX on LTD within net investment hedge	Other income and charges	$-	$ -	$ (237.9)	$ 56.6

		For the nine months ended September 30		For the nine months ended September 30
		2011	2010	2011	2010

FX on LTD within net investment hedge	Other income and charges	$-	$ 2.6	$ (148.0)	$ 31.4

7	Stock-based compensation

At September 30, 2011, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense recovery of $8.9 million for the three months ended September 30, 2011 and an expense of $6.3 million for the nine months ended September 30, 2011 (three and nine months ended September 30, 2010 expense of $27.5 million and $58.3 million, respectively).

Tandem stock appreciation rights

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. Effective January 31, 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($69.8 million) and the recognized deferred tax asset ($17.9 million) to “Additional paid-in capital”. Effective September 22, 2011, the Company cancelled a further 0.3 million SARs and reclassified the fair value of the previously recognized liability ($2.1 million) and the recognized deferred tax asset ($0.5 million) to “Additional paid-in capital”. The terms of the awards were not changed and as result no incremental cost was recognized. The weighted average fair value of the units cancelled at January 31, 2011 and September 22, 2011 was $25.36 per unit and $10.21 per unit, respectively. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

Regular options

In the first nine months of 2011, under CP’s stock option plans, the Company issued 632,400 regular options at the weighted average price of $65.03 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years.

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

 (unaudited)

7	Stock-based compensation (continued)

Under the fair value method, the fair value of the regular options at the grant date was $12.3 million. The weighted average fair value assumptions were approximately:

For the nine months ended September 30 2011

Grant price	$65.03
Expected life (years) (1)	6.30
Risk-free interest rate (2)	2.79%
Expected stock price volatility (3)	31.48%
Expected annual dividends per share (4)	$1.20
Expected forfeiture rate (5)	0.8%
Weighted average fair value of regular options granted during the period	$19.44

(1) Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2) Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3) Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4) Determined by the current annual dividend. The Company does not employ different dividend yields throughout the year.

(5) The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the first nine months of 2011, the Company issued 268,230 PSUs with a grant date fair value of $15.7 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

8	Pensions and other benefits

In the three and nine months ended September 30, 2011, the Company made contributions of $26.2 million and $73.7 million, respectively (2010 - $654.8 million and $833.2 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2011, included the following components:

16

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

 (unaudited)

8	Pension and other benefits (continued)

	For the three months ended September 30
	Pensions		Other benefits

(in millions of Canadian dollars)	2011	2010	2011	2010

Current service cost (benefits earned by employees in the period)	$26.1	$21.6	$4.1	$3.9
Interest cost on benefit obligation	114.9	116.1	6.4	7.0
Expected return on fund assets	(168.3)	(149.6)	(0.1)	(0.2)
Recognized net actuarial loss	35.5	17.8	1.2	1.3
Amortization of prior service costs	3.2	3.3	(0.3)	(0.4)

Net periodic benefit cost	$11.4	$9.2	$11.3	$11.6

	For the nine months ended September 30
	Pensions		Other benefits

(in millions of Canadian dollars)	2011	2010	2011	2010

Current service cost (benefits earned by employees in the period)	$78.3	$64.8	$12.3	$11.7
Interest cost on benefit obligation	344.7	348.3	19.2	21.0
Expected return on fund assets	(505.0)	(448.8)	(0.4)	(0.6)
Recognized net actuarial loss	106.6	53.4	3.6	3.9
Amortization of prior service costs	9.6	9.9	(0.9)	(1.2)

Net periodic benefit cost	$34.2	$27.6	$33.8	$34.8

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2011, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations or cash flows.

At September 30, 2011, the Company had committed to total future capital expenditures amounting to $475.3 million and operating expenditures amounting to $1,843.1 million for the years 2011-2028.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs

17

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

 (unaudited)

9	Commitments and contingencies (continued)

are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2011 was $105.0 million (December 31, 2010 - $107.4 million). Payments are expected to be made over 10 years to 2021.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long- term liabilities” or “Accounts payable and accrued liabilities” and to “Purchased services and other” within operating expenses. The amount credited to income in the three months ended September 30, 2011 was $0.6 million and charged to income in the nine months ended September 30, 2011 was $1.3 million. The amounts charged to income in the three months and nine months ended September 30, 2010 was $1.2 million and $2.7 million, respectively.

The Dakota, Minnesota & Eastern Railroad Corporation (“DME”) was purchased in 2007 for $1.5 billion resulting in goodwill of $154.5 million (US$147.4 million) as at September 30, 2011. As at September 30, 2011, future contingent payments of approximately US$1.19 billion consisting of US$425 million would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and approximately US$765 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

10	Subsequent events

On September 13, 2011, the Company announced a cash tender offer and consent solicitation for any or all its outstanding US$245.8 million 6.25% Notes due October 15, 2011. Notes tendered with a principal value of US$203.7 million were redeemed on October 12, 2011, and the remaining US$42.1 million Notes not tendered were redeemed on October 17, 2011. Upon redemption of the Notes a net loss of approximately $1.1 million was recognized to “Other income and charges” in October 2011.

On October 18, 2011, the Company issued US$92.0 million 3.88% Senior Secured Notes for net proceeds of approximately $92.9 million. These notes are secured by locomotives previously acquired by the Company.

18

Summary of Rail Data

	000000	000000	000000	000000	000000	000000	000000	000000
Third Quarter					Year-to-date
2011	2010	Fav/(Unfav)%		Financial (millions, except per share data)	2011	2010	Fav/(Unfav)%

				Revenues
$1,308.4	$1,250.8	$57.6	4.6	Freight revenue	$3,676.8	$3,591.2	$85.6	2.4
33.2	35.4	(2.2)	(6.2)	Other revenue	92.7	96.0	(3.3)	(3.4)

1,341.6	1,286.2	55.4	4.3		3,769.5	3,687.2	82.3	2.2

				Operating expenses
336.4	365.2	28.8	7.9	Compensation and benefits	1,037.0	1,068.7	31.7	3.0
237.8	166.1	(71.7)	(43.2)	Fuel	700.9	525.7	(175.2)	(33.3)
56.2	43.2	(13.0)	(30.1)	Materials	185.2	158.2	(27.0)	(17.1)
53.1	53.6	0.5	0.9	Equipment rents	158.1	157.5	(0.6)	(0.4)
122.6	123.9	1.3	1.0	Depreciation and amortization	367.1	368.4	1.3	0.4
210.9	196.5	(14.4)	(7.3)	Purchased services and other	656.9	590.3	(66.6)	(11.3)

1,017.0	948.5	(68.5)	(7.2)		3,105.2	2,868.8	(236.4)	(8.2)

324.6	337.7	(13.1)	(3.9)	Operating income	664.3	818.4	(154.1)	(18.8)

				Less:

14.1	1.0	(13.1)	-	Other (income) and charges	8.6	(7.3)	(15.9)	-
64.3	60.6	(3.7)	(6.1)	Net interest expense	191.0	192.1	1.1	0.6

246.2	276.1	(29.9)	(10.8)	Income before income tax expense	464.7	633.6	(168.9)	(26.7)

59.4	78.8	19.4	24.6	Income tax expense	116.2	168.7	52.5	31.1

$186.8	$197.3	$(10.5)	(5.3)	Net income	$348.5	$464.9	$(116.4)	(25.0)

75.8	73.7	(2.1)	(210) bps	Operating ratio (%)	82.4	77.8	(4.6)	(460) bps

$1.10	$1.17	$(0.07)	(6.0)	Basic earnings per share	$2.06	$2.76	$(0.70)	(25.4)

$1.10	$1.17	$(0.07)	(6.0)	Diluted earnings per share	$2.04	$2.75	$(0.71)	(25.8)

				Shares Outstanding

169.4	168.8	0.6	0.4	Weighted average number of shares outstanding (millions)	169.4	168.6	0.8	0.5

170.5	169.3	1.2	0.7	Weighted average number of diluted shares outstanding (millions)	170.6	169.0	1.6	0.9

				Foreign Exchange

1.03	0.96	(0.07)	(7.3)	Average foreign exchange rate (US$/Canadian$)	1.03	0.96	(0.07)	(7.3)

0.97	1.04	(0.07)	(6.7)	Average foreign exchange rate (Canadian$/US$)	0.97	1.04	(0.07)	(6.7)

19

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date

2011	2010	Fav/(Unfav)%			2011	2010	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$290.6	$300.2	$(9.6)	(3.2)	- Grain	$777.2	$835.9	$(58.7)	(7.0)
146.5	118.4	28.1	23.7	- Coal	397.7	365.6	32.1	8.8
136.1	110.1	26.0	23.6	- Sulphur and fertilizers	415.6	342.8	72.8	21.2
50.7	47.1	3.6	7.6	- Forest products	142.2	134.7	7.5	5.6
265.8	240.3	25.5	10.6	- Industrial and consumer products	728.6	662.8	65.8	9.9
80.1	74.5	5.6	7.5	- Automotive	244.3	241.1	3.2	1.3
338.6	360.2	(21.6)	(6.0)	- Intermodal	971.2	1,008.3	(37.1)	(3.7)

$1,308.4	$1,250.8	$57.6	4.6	Total Freight Revenues	$3,676.8	$3,591.2	$85.6	2.4

				Millions of Revenue Ton-Miles (RTM)
8,294	8,842	(548)	(6.2)	- Grain	23,370	25,781	(2,411)	(9.4)
5,647	4,631	1,016	21.9	- Coal	15,181	14,207	974	6.9
5,057	3,997	1,060	26.5	- Sulphur and fertilizers	15,569	12,724	2,845	22.4
1,313	1,241	72	5.8	- Forest products (1)	3,784	3,747	37	1.0
6,167	5,897	270	4.6	- Industrial and consumer products (1)	17,644	16,097	1,547	9.6
477	461	16	3.5	- Automotive	1,545	1,566	(21)	(1.3)
6,113	6,848	(735)	(10.7)	- Intermodal	17,882	19,423	(1,541)	(7.9)

33,068	31,917	1,151	3.6	Total RTMs	94,975	93,545	1,430	1.5

				Freight Revenue per RTM (cents)
3.50	3.40	0.10	2.9	- Grain	3.33	3.24	0.09	2.8
2.59	2.56	0.03	1.2	- Coal	2.62	2.57	0.05	1.9
2.69	2.75	(0.06)	(2.2)	- Sulphur and fertilizers	2.67	2.69	(0.02)	(0.7)
3.86	3.80	0.06	1.6	- Forest products (1)	3.76	3.59	0.17	4.7
4.31	4.07	0.24	5.9	- Industrial and consumer products (1)	4.13	4.12	0.01	0.2
16.79	16.16	0.63	3.9	- Automotive	15.81	15.40	0.41	2.7
5.54	5.26	0.28	5.3	- Intermodal	5.43	5.19	0.24	4.6

3.96	3.92	0.04	1.0	Total Freight Revenue per RTM	3.87	3.84	0.03	0.8

				Carloads (thousands)
116.9	119.9	(3.0)	(2.5)	- Grain	329.1	349.0	(19.9)	(5.7)
84.7	83.2	1.5	1.8	- Coal	226.0	253.8	(27.8)	(11.0)
48.4	41.8	6.6	15.8	- Sulphur and fertilizers	151.2	129.3	21.9	16.9
18.8	18.2	0.6	3.3	- Forest products	54.6	53.0	1.6	3.0
111.2	106.4	4.8	4.5	- Industrial and consumer products	307.3	294.8	12.5	4.2
33.1	32.3	0.8	2.5	- Automotive	106.4	103.3	3.1	3.0
255.2	283.9	(28.7)	(10.1)	- Intermodal	746.7	803.9	(57.2)	(7.1)

668.3	685.7	(17.4)	(2.5)	Total Carloads	1,921.3	1,987.1	(65.8)	(3.3)

				Freight Revenue per Carload
$2,486	$2,504	$(18)	(0.7)	- Grain	$2,362	$2,395	$(33)	(1.4)
1,730	1,423	307	21.6	- Coal	1,760	1,441	319	22.1
2,812	2,634	178	6.8	- Sulphur and fertilizers	2,749	2,651	98	3.7
2,697	2,588	109	4.2	- Forest products	2,604	2,542	62	2.4
2,390	2,258	132	5.8	- Industrial and consumer products	2,371	2,248	123	5.5
2,420	2,307	113	4.9	- Automotive	2,296	2,334	(38)	(1.6)
1,327	1,269	58	4.6	- Intermodal	1,301	1,254	47	3.7

$1,958	$1,824	$134	7.3	Total Freight Revenue per Carload	$1,914	$1,807	$107	5.9

(1)	Certain prior period figures have been updated to reflect new information.

20

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2011	2010 (1)	Fav/(Unfav)%			2011	2010 (1)	Fav/(Unfav)%
				Operations Performance

1.60	1.56	(0.04)	(2.6)	Total operating expenses per GTM (cents)(2)	1.70	1.59	(0.11)	(6.9)

1.61	1.56	(0.05)	(3.2)	Operating expenses, less land sales, per GTM (cents)(3)	1.70	1.59	(0.11)	(6.9)

63,485	60,969	2,516	4.1	Freight gross ton-miles (millions)	182,483	180,259	2,224	1.2
10,230	9,967	263	2.6	Train miles (thousands)	29,534	29,444	90	0.3

16,639	16,046	(593)	(3.7)	Average number of active employees - Total	15,924	15,401	(523)	(3.4)
14,262	13,961	(301)	(2.2)	Average number of active employees - Expense	14,073	13,866	(207)	(1.5)

16,675	16,042	(633)	(3.9)	Number of employees at end of period - Total	16,675	16,042	(633)	(3.9)
14,295	13,950	(345)	(2.5)	Number of employees at end of period - Expense	14,295	13,950	(345)	(2.5)

1.13	1.12	(0.01)	(0.9)	Fuel efficiency(4)	1.19	1.16	(0.03)	(2.6)
71.5	67.9	(3.6)	(5.3)	U.S. gallons of locomotive fuel consumed (millions)(5)	214.8	207.7	(7.1)	(3.4)
3.44	2.34	(1.10)	(47.0)	Average fuel price (U.S. dollars per U.S. gallon)	3.35	2.44	(0.91)	(37.3)

				Fluidity Data

18.5	19.6	1.1	5.6	Average terminal dwell - AAR definition (hours)	20.7	21.2	0.5	2.4
22.1	23.0	(0.9)	(3.9)	Average train speed - AAR definition (mph)	20.6	23.1	(2.5)	(10.8)
168.7	169.1	(0.4)	(0.2)	Car miles per car day	153.2	161.9	(8.7)	(5.4)
49.6	47.9	(1.7)	(3.5)	Average daily active cars on-line (thousands)	53.0	49.8	(3.2)	(6.4)
1,081	1,002	(79)	(7.9)	Average daily active road locomotives on-line	1,086	1,005	(81)	(8.1)

				Safety

2.15	1.53	(0.62)	(40.5)	FRA personal injuries per 200,000 employee-hours	1.89	1.62	(0.27)	(16.7)
1.81	1.81	-	-	FRA train accidents per million train-miles	2.00	1.78	(0.22)	(12.4)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Miles (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)

Operating expenses, exclusive of land sales, per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of net gains on land sales of $3.3 million and $2.8 million for the three months ended September 30, 2011 and 2010, respectively, and $5.1 million and $6.0 million for the nine months ended September 30, 2011 and 2010, respectively.

(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

21

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2011 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A.

October 25, 2011

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the third quarter and year to date 2011 are against the results for the third quarter and year to date 2010.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 14,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Our vision is to be the safest and most fluid railway in North America. Through the ingenuity of our people, our objective is to create long-term value for our customers, shareholders and employees. We seek to accomplish this objective through the following three-part strategy:

•

generating quality revenue growth by realizing the benefits of demand growth in our bulk, merchandise and intermodal business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•

improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our bulk, merchandise and intermodal Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by lengthening our trains, investing in operating and enterprise systems renewal and reducing our cost structure; and

•

continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.

3. FORWARD-LOOKING INFORMATION

This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation relating, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.

There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A.

2011 Financial Assumptions

In the 2010 annual MD&A, CP previously provided assumptions for 2011 which included capital expenditures estimated to range from $950 million to $1.05 billion (discussed further in Section 13, Liquidity and Capital Resources). CP expects its tax rate to be in the 24% to 26% range (discussed further in Section 10, Other Income Statement Items). The 2011 pension contributions were estimated to be between $100 million and $125 million (discussed further in Section 19, Future Trends and Commitments). Undue reliance should not be placed on these assumptions and other forward-looking information.

2011 Third-Quarter Guidance Update

CP has updated the following assumptions: Capital expenditures are currently estimated to be $1.1 billion in 2011. This increase includes the purchase of additional locomotives and our ability to complete our planned capital program. We estimate our aggregate defined benefit pension contributions to equal approximately $100 million in 2011, and in the range of $125 million to $150 million in each of the subsequent three or four years.

4. ADDITIONAL INFORMATION

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific • 2011 MD&A • Q3

5. FINANCIAL HIGHLIGHTS

	For the three months ended September 30		For the nine months ended September 30
(in millions, except percentages and per-share data)	2011	2010	2011	2010

Revenues	$1,341.6	$1,286.2	$3,769.5	$3,687.2
Operating income	324.6	337.7	664.3	818.4
Net income	186.8	197.3	348.5	464.9

Basic earnings per share	1.10	1.17	2.06	2.76
Diluted earnings per share	1.10	1.17	2.04	2.75
Dividends declared per share	0.3000	0.2700	0.8700	0.7875

Free cash(1)	(47.5)	(469.7)	(133.1)	(411.8)
Total assets at September 30	14,007.5	13,530.8	14,007.5	13,530.8
Total long-term financial liabilities at September 30(2)	4,169.4	4,537.2	4,169.4	4,537.2
Operating ratio	75.8%	73.7%	82.4%	77.8%

(1) This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. This measure is described in Section 14, Non-GAAP Measures along with a reconciliation of free cash to GAAP cash position in Section 13, Liquidity and Capital Resources. Free cash in 2010 was impacted by a voluntary prepayment of $650 million to the Company’s main Canadian defined benefit pension plan in September 2010.

(2) Excludes deferred income taxes: $2,046.0 million and $1,932.2 million; and other non-financial long-term liabilities of $1,257.9 million and $909.5 million at September 30, 2011 and 2010 respectively.

6. OPERATING RESULTS

Income

Operating income in the third quarter of 2011 was $324.6 million, a decrease of $13.1 million, or 3.9%, from $337.7 million in the same period of 2010.

Operating income decreased primarily due to:

•	the net unfavourable impact of higher fuel costs;

•	the net unfavourable impact of the change in foreign exchange (“FX”);

•	higher crew training expenses as a result of increased hires to meet business demand and attrition;

•	increased locomotive and freight car repair and servicing expenses; and

•	inefficient operations in the first half of the quarter due to the residual effects of flooding and the subsequent recovery time to return to more fluid operations.

This decrease in operating income was partially offset by lower incentive and stock-based compensation.

Operating income in the first nine months of 2011 was $664.3 million, a decrease of $154.1 million, or 18.8% from $818.4 million in the same period of 2010.

Operating income decreased primarily due to:

•	inefficient operations due to unusually difficult winter weather and prolonged flooding conditions which lasted into the beginning of third quarter;

•	the net unfavourable impact of higher fuel costs;

•	the net unfavourable impact of the change in FX; and

•	higher crew training expenses as a result of increased hires to meet business demand and attrition.

This decrease in operating income was partially offset by lower incentive and stock-based compensation.

Net income was $186.8 million in the third quarter of 2011, a decrease of $10.5 million, or 5.3%, from $197.3 million in the same period of 2010. Net income decreased primarily due to lower operating income and the unfavourable impact of expenses associated with the redemption of the 2013 debt, discussed further in Section 13, Liquidity and Capital Resources, along with the unfavourable impact of foreign exchange losses on working capital in Other income and charges. This decrease was partially offset by lower income tax expense.

Net income was $348.5 million for the first nine months of 2011, a decrease of $116.4 million, or 25.0%, from $464.9 million in the same period of 2010. Net income decreased primarily due to lower operating income, partially offset by lower income tax expense.

Canadian Pacific • 2011 MD&A • Q3

Diluted Earnings per Share

Diluted earnings per share (“EPS”) was $1.10 in the third quarter of 2011, a decrease of $0.07, or 6.0%, from $1.17 in the same period of 2010. Diluted EPS for first nine months of 2011 was $2.04, a decrease of $0.71, or 25.8%, from $2.75 in the same period of 2010. These decreases were primarily due to the decrease in net income.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. Our operating ratio was 75.8% in the third quarter of 2011, compared with 73.7% in the same period of 2010. The operating ratio was 82.4% for the first nine months ended September 30, 2011, compared with 77.8% in the same period of 2010. These increases were primarily due to higher weather related costs and inefficiencies, higher fuel costs, increased crew training costs and increased IT costs.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian to U.S. dollar	For the three months ended September 30			For the nine months ended September 30
Exchange rates	2011	2010	% Change	2011	2010	% Change

Average rate	$0.97	$1.04	(6.7)	$0.97	$1.04	(6.7)

Canadian to U.S. dollar

Exchange rates	2011	2010

Beginning of year – January 1	$0.99	$1.05
Beginning of quarter – April 1	$0.97	$1.02
Beginning of quarter – July 1	$0.96	$1.06
End of quarter – September 30	$1.05	$1.03

Canadian Pacific • 2011 MD&A • Q3

7. LINES OF BUSINESS Volumes	For the three months ended September 30			For the nine months ended September 30
	2011	2010	% Change	2011	2010	% Change

Carloads (in thousands)
Grain	116.9	119.9	(2.5)	329.1	349.0	(5.7)
Coal	84.7	83.2	1.8	226.0	253.8	(11.0)
Sulphur and fertilizers	48.4	41.8	15.8	151.2	129.3	16.9
Forest products	18.8	18.2	3.3	54.6	53.0	3.0
Industrial and consumer products	111.2	106.4	4.5	307.3	294.8	4.2
Automotive	33.1	32.3	2.5	106.4	103.3	3.0
Intermodal	255.2	283.9	(10.1)	746.7	803.9	(7.1)

Total carloads	668.3	685.7	(2.5)	1,921.3	1,987.1	(3.3)

Revenue ton-miles (in millions)
Grain	8,294	8,842	(6.2)	23,370	25,781	(9.4)
Coal	5,647	4,631	21.9	15,181	14,207	6.9
Sulphur and fertilizers	5,057	3,997	26.5	15,569	12,724	22.4
Forest products(1)	1,313	1,241	5.8	3,784	3,747	1.0
Industrial and consumer products(1)	6,167	5,897	4.6	17,644	16,097	9.6
Automotive	477	461	3.5	1,545	1,566	(1.3)
Intermodal	6,113	6,848	(10.7)	17,882	19,423	(7.9)

Total revenue ton-miles	33,068	31,917	3.6	94,975	93,545	1.5

(1) Certain prior period figures have been updated to reflect new information.

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel consumption, equipment rents and crew costs.

Volumes in the third quarter of 2011, as measured by total carloads, decreased by approximately 17,400 units, or 2.5% compared to the same period of 2010.

This decrease in carloads was primarily due to:

•	lower volumes of import/export intermodal traffic;

•	lower U.S. originating grain shipments; and

•	lower volumes of U.S. originating coal due to CP choosing not to renew certain short haul U.S. thermal coal contracts.

This decrease in carloads was partially offset by:

•	increased export coal shipments;

•	increased volumes of export and domestic potash; and

•	increased volumes of industrial and consumer products traffic.

Volumes for the first nine months of 2011, as measured by total carloads, decreased by approximately 65,800 units, or 3.3% compared to the same period of 2010.

This decrease in carloads was primarily due to:

•	lower volumes of import/export intermodal traffic;

•	lower volumes of U.S. originating coal due to CP choosing not to renew certain short haul U.S. thermal coal contracts; and

•	lower Canadian originating grain shipments.

This decrease in carloads was partially offset by:

•	increased volumes of potash and fertilizers;

•	increased volumes of industrial products traffic; and

•	higher volumes of automotive traffic.

Canadian Pacific • 2011 MD&A • Q3

Revenue ton miles (“RTMs”) in the third quarter of 2011 increased by approximately 1,151 million, or 3.6%, compared to the same period of 2010.

This increase in RTMs, in spite of lower carloads, was primarily due to:

•	increased long-haul metallurgical coal shipments;

•	higher volumes of export and domestic potash; and

•	increased volumes in industrial and consumer products.

This increase in RTMs was partially offset by lower U.S. originating grain shipments and lower volumes of import/export intermodal traffic.

RTMs for the first nine months of 2011 increased by approximately 1,430 million, or 1.5%, compared to the same period of 2010.

This increase in RTMs, in spite of lower carloads, was primarily due to:

•	higher volumes of export and domestic potash;

•	increased volumes in industrial and consumer products; and

•	increased long-haul metallurgical coal shipments.

This increase in RTMs was partially offset by lower grain shipments and lower volumes of intermodal traffic due to unusually difficult weather and other supply chain issues contributing to lower market share.

Revenues	For the three months ended September 30			For the nine months ended September 30
(in millions)	2011	2010	% Change	2011	2010	% Change

Freight revenues
Grain	$290.6	$300.2	(3.2)	$777.2	$835.9	(7.0)
Coal	146.5	118.4	23.7	397.7	365.6	8.8
Sulphur and fertilizers	136.1	110.1	23.6	415.6	342.8	21.2
Forest products	50.7	47.1	7.6	142.2	134.7	5.6
Industrial and consumer products	265.8	240.3	10.6	728.6	662.8	9.9
Automotive	80.1	74.5	7.5	244.3	241.1	1.3
Intermodal	338.6	360.2	(6.0)	971.2	1,008.3	(3.7)

Total freight revenues	1,308.4	1,250.8	4.6	3,676.8	3,591.2	2.4
Other revenue	33.2	35.4	(6.2)	92.7	96.0	(3.4)

Total revenues	$1,341.6	$1,286.2	4.3	$3,769.5	$3,687.2	2.2

CP’s revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees and passenger revenue.

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,308.4 million in the third quarter of 2011, an increase of $57.6 million, or 4.6%, from $1,250.8 million in the same period of 2010.

This increase was primarily due to:

•	higher freight rates;

•	an increase in fuel cost recovery revenues due to fuel price increases;

•	increased export coal shipments; and

•	higher volumes of export and domestic potash.

This increase was partially offset by the unfavourable impact of the change in FX on U.S. dollar-denominated revenue and lower overall traffic volumes for intermodal and grain.

Freight revenues were $3,676.8 million in the first nine months of 2011, an increase of $85.6 million, or 2.4%, from $3,591.2 million in the same period of 2010.

Canadian Pacific • 2011 MD&A • Q3

This increase was primarily due to:

•	higher freight rates;

•	an increase in fuel cost recovery revenues due to fuel price increases;

•	higher volumes of export and domestic potash; and

•	increased volumes in industrial products.

This increase was partially offset by lower overall traffic volumes for coal, intermodal and grain, and the unfavourable impact of the change in FX on U.S. dollar-denominated revenue.

Fuel Cost Recovery Programs

A change in fuel prices may adversely impact the Company’s expenses and revenues. As such, CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices.

Grain

Grain revenue was $290.6 million in the third quarter of 2011, a decrease of $9.6 million, or 3.2%, from $300.2 million in the same period of 2010. This decrease was primarily due to lower U.S. originating shipments due to weak U.S. export feed grain markets and the unfavourable impact of the change in FX.

This decrease was partially offset by:

•	higher fuel cost recovery revenues due to the change in fuel price;

•	increased freight rates; and

•	higher volumes of Canadian originating traffic.

Grain revenue was $777.2 million for the first nine months of 2011, a decrease of $58.7 million, or 7.0%, from $835.9 million in the same period of 2010. This decrease was primarily due to unusually difficult weather and other supply chain issues lowering Canadian grain shipments and market share and the unfavourable impact of the change in FX. This decrease was partially offset by higher fuel cost recovery revenues due to the change in fuel price and increased freight rates.

Coal

Coal revenue was $146.5 million in the third quarter of 2011, an increase of $28.1 million, or 23.7%, from $118.4 million in the same period of 2010. Coal revenue was $397.7 million for the first nine months of 2011, an increase of $32.1 million, or 8.8%, from $365.6 million in the same period of 2010. These increases were primarily due to an increase in long-haul metallurgical coal shipments and higher fuel cost recovery revenues due to the change in fuel price. These increases were partially offset by CP choosing not to renew certain short haul U.S. thermal coal contracts and the unfavourable impact of the change in FX.

Sulphur and Fertilizers

Sulphur and fertilizers revenue was $136.1 million in the third quarter of 2011, an increase of $26.0 million, or 23.6%, from $110.1 million in the same period of 2010.

This increase was primarily due to:

•	higher potash and fertilizer shipments due to increased overall demand;

•	higher fuel cost recovery revenues due to the change in fuel price; and

•	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Sulphur and fertilizers revenue was $415.6 million for the first nine months of 2011, an increase of $72.8 million, or 21.2%, from $342.8 million in the same period of 2010.

This increase was primarily due to:

•	higher potash and fertilizer shipments due to increased overall demand;

•	higher fuel cost recovery revenues due to the change in fuel price; and

•	increased freight rates.

This increase was partially offset by lower shipments of sulphur and the unfavourable impact of the change in FX.

Canadian Pacific • 2011 MD&A • Q3

Forest Products

Forest products revenue was $50.7 million in the third quarter of 2011, an increase of $3.6 million, or 7.6%, from $47.1 million in the same period of 2010.

This increase was primarily due to:

•	higher fuel cost recovery revenues due to the change in fuel price;

•	increased freight rates; and

•	higher overall shipments of pulp and paper products due to the re-opening of a mill on our lines.

This increase was partially offset by a lower average length of haul and the unfavourable impact of the change in FX.

Forest products revenue was $142.2 million for the first nine months of 2011, an increase of $7.5 million, or 5.6%, from $134.7 million in the same period of 2010.

This increase was primarily due to:

•	higher fuel cost recovery revenues due to the change in fuel price;

•	increased freight rates; and

•	higher overall shipments of pulp and paper products due to the re-opening of a mill on our lines.

This increase was partially offset by a lower average length of haul and the unfavourable impact of the change in FX.

Industrial and Consumer Products

Industrial and consumer products revenue was $265.8 million in the third quarter of 2011, an increase of $25.5 million, or 10.6%, from $240.3 million in the same period of 2010.

This increase was primarily due to:

•	increased overall industrial product volumes;

•	higher fuel cost recovery revenues due to the change in fuel price; and

•	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Industrial and consumer products revenue was $728.6 million for the first nine months of 2011, an increase of $65.8 million, or 9.9%, from $662.8 million in the same period of 2010.

This increase was primarily due to:

•	increased shipments of chemicals and energy products;

•	higher fuel cost recovery revenues due to the change in fuel price; and

•	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX and reduced carloads due to the significant flooding in Saskatchewan and North Dakota in the second quarter.

Automotive

Automotive revenue was $80.1 million in the third quarter of 2011, an increase of $5.6 million, or 7.5%, from $74.5 million in the same period of 2010.

This increase was primarily due to:

•	higher fuel cost recovery revenues due to the change in fuel price;

•	increased shipments as a result of higher North American auto sales and higher overall auto production by domestic producers; and

•	increased freight rates.

This increase was partially offset by reduced volumes for Toyota, Honda and Mazda as imports through the Port Metro Vancouver and production at North American plants were impacted by the earthquake and tsunami in Japan and the unfavourable impact of the change in FX.

Automotive revenue was $244.3 million for the first nine months of 2011, an increase of $3.2 million, or 1.3%, from $241.1 million in the same period of 2010.

This increase was primarily due to:

•	higher fuel cost recovery revenues due to the change in fuel price;

•	increased shipments as a result of higher North American auto sales and higher overall auto production by domestic producers; and

Canadian Pacific • 2011 MD&A • Q3

•	increased freight rates.

This increase was partially offset by reduced volumes for Toyota, Honda and Mazda as imports through the Port Metro Vancouver and production at North American plants were impacted by the earthquake and tsunami in Japan and the unfavourable impact of the change in FX.

Intermodal

Intermodal revenue was $338.6 million in the third quarter of 2011, a decrease of $21.6 million, or 6.0%, from $360.2 million in the same period of 2010. This decrease was primarily due to lower overall volumes due to a loss of market share as a result of weather related service disruptions, a later and flatter fall shipping peak and the unfavourable impact of the change in FX. This decrease was partially offset by increased freight rates and higher fuel cost recovery revenues due to the increase in fuel price.

Intermodal revenue was $971.2 million for the first nine months of 2011, a decrease of $37.1 million, or 3.7%, from $1,008.3 million in the same period of 2010. This decrease was primarily due to the impact of weather on our service reliability and capacity reducing market share and the unfavourable impact of the change in FX. This decrease was partially offset by increased freight rates and higher fuel cost recovery revenues due to the increase in fuel price.

Other Revenue

Other revenue was $33.2 million in the third quarter of 2011, a decrease of $2.2 million, or 6.2%, from $35.4 million in the same period of 2010. This decrease was primarily due to lower leasing revenues and the unfavourable impact of the change in FX, partially offset by higher passenger and switching revenues.

Other revenue was $92.7 million for the first nine months of 2011, a decrease of $3.3 million, or 3.4%, from $96.0 million in the same period of 2010. This decrease was primarily due to lower passenger revenues due to CP choosing not to renew a contract and the unfavourable impact of the change in FX partially offset by higher switching revenues.

Canadian Pacific • 2011 MD&A • Q3

Freight Revenue per Carload	For the three months ended September 30			For the nine months ended September 30
(dollars)	2011	2010	% Change	2011	2010	% Change
Freight revenue per carload
Grain	$2,486	$2,504	(0.7)	$2,362	$2,395	(1.4)
Coal	1,730	1,423	21.6	1,760	1,441	22.1
Sulphur and fertilizers	2,812	2,634	6.8	2,749	2,651	3.7
Forest products	2,697	2,588	4.2	2,604	2,542	2.4
Industrial and consumer products	2,390	2,258	5.8	2,371	2,248	5.5
Automotive	2,420	2,307	4.9	2,296	2,334	(1.6)
Intermodal	1,327	1,269	4.6	1,301	1,254	3.7
Total freight revenue per carload	$1,958	$1,824	7.3	$1,914	$1,807	5.9

Total freight revenue per carload in the third quarter of 2011 increased by 7.3% compared to the same period of 2010. Total freight revenue per carload for the first nine months of 2011 increased by 5.9% compared to the same period of 2010. These increases were due to higher fuel cost recovery revenues, overall increased length of haul reflecting higher revenue per carload movements, and increased freight rates. This increase was partially offset by the unfavourable impact of the change in FX.

Freight Revenue per Revenue Ton-mile	For the three months ended September 30			For the nine months ended September 30
(cents)	2011	2010	% Change	2011	2010	% Change
Freight revenue per revenue ton-mile
Grain	$3.50	$3.40	2.9	$3.33	$3.24	2.8
Coal	2.59	2.56	1.2	2.62	2.57	1.9
Sulphur and fertilizers	2.69	2.75	(2.2)	2.67	2.69	(0.7)
Forest products(1)	3.86	3.80	1.6	3.76	3.59	4.7
Industrial and consumer products(1)	4.31	4.07	5.9	4.13	4.12	0.2
Automotive	16.79	16.16	3.9	15.81	15.40	2.7
Intermodal	5.54	5.26	5.3	5.43	5.19	4.6
Total freight revenue per revenue ton-mile	$3.96	$3.92	1.0	$3.87	$3.84	0.8

(1)	Certain prior period figures have been updated to reflect new information.

Freight revenue per RTM in the third quarter of 2011 was relatively flat compared to the same period of 2010. This was due to higher fuel cost recovery and increases in freight rates being offset by traffic mix changes due to strong growth in the sulphur and fertilizers line of the business, which generate lower revenue per RTM.

Freight revenue per RTM for the first nine months of 2011 was relatively flat compared to the same period of 2010. This was primarily due to:

•	higher fuel cost recovery;

•	an increase in Canadian long haul coal shipments; and

•	increases in freight rates.

This was partially offset by traffic mix changes due to strong growth in the sulphur and fertilizers line of the business, which generate lower revenue per RTM and the unfavourable impact of the change in FX.

Canadian Pacific • 2011 MD&A • Q3

8. PERFORMANCE INDICATORS	For the three months			For the nine months
	ended September 30			ended September 30
	2011	2010	% Change	2011	2010	% Change
Efficiency and other indicators
Gross ton-miles (“GTMs”) of freight (millions)	63,485	60,969	4.1	182,483	180,259	1.2
Train miles (thousands)	10,230	9,967	2.6	29,534	29,444	0.3
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.13	1.12	0.9	1.19	1.16	2.6
Average number of active employees – expense	14,262	13,961	2.2	14,073	13,866	1.5
Car miles per car day	168.7	169.1	(0.2)	153.2	161.9	(5.4)
Average terminal dwell (hours)	18.5	19.6	(5.6)	20.7	21.2	(2.4)
Average train speed (miles per hour)	22.1	23.0	(3.9)	20.6	23.1	(10.8)
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.15	1.53	40.5	1.89	1.62	16.7
FRA train accidents per million train-miles	1.81	1.81	-	2.00	1.78	12.4

The indicators listed in this table are key measures of our operating performance. Certain comparative period figures have been updated to reflect new information. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Efficiency and Other Indicators

GTMs for the third quarter of 2011 were 63,485 million which increased by 4.1%, compared with 60,969 million in the same period of 2010. This increase was primarily due to higher volumes, as measured by RTMs for sulphur and fertilizers, industrial and consumer products and coal offset, in part, by reductions in grain and intermodal traffic. GTMs for the first nine months of 2011 increased by 1.2%, compared to the same period of 2010. This increase was limited to the weather related issues in the first half of the year.

Train miles increased by 2.6% in the third quarter of 2011, compared with the same period of 2010. This increase was mainly due to increased GTMs offset, in part, by improvements in train weights. Train miles increased by 0.3% for the first nine months of 2011, compared to the same period of 2010. This was essentially flat when compared to 2010.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased by 0.9% in the third quarter of 2011, compared to the same period of 2010. This was essentially flat when compared to 2010. U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased by 2.6% in the first nine months of 2011, compared to the same period of 2010. This increase was primarily due to the impacts of difficult operating conditions, including the rerouting and staging of trains due to the weather related issues in the first half of the year and the activation of older less fuel efficient locomotives.

The average number of active expense employees for the third quarter of 2011 increased by 301 or 2.2%, compared with the same period of 2010. The average number of expense employees for the first nine months of 2011 increased by 207 or 1.5%, compared with the same period of 2010. The average active expense employees increased primarily due to additional hiring to address volume growth projections and attrition.

Car miles per car day were 168.7 in the third quarter of 2011, a decrease of 0.2% compared to 169.1 in the same period of 2010. This was essentially flat when compared to 2010. Car miles per car day decreased by 5.4% in the first nine months of 2011, compared to the same period of 2010. This decrease was primarily due to the impacts of severe winter, supply pipeline issues and line outages due to prolonged flooding events.

Average terminal dwell, the average time a freight car resides in a terminal, decreased by 5.6% in the third quarter of 2011, compared with the same period of 2010. The decrease was primarily due to a focus on maintaining yard fluidity and implementation of our local service reliability program. In the first nine months of 2011, average terminal dwell decreased by 2.4% compared with the same period of 2010. This decrease was primarily due to a focus on maintaining yard fluidity and implementation of our local service reliability program.

Average train speed decreased by 3.9% in the third quarter of 2011, compared with the same period of 2010. This decrease was primarily due to the time to recover our operations from the weather events that prevented fluid

Canadian Pacific • 2011 MD&A • Q3

operations and changes in traffic mix. In the first nine months of 2011, average train speed decreased by 10.8% compared with the same period of 2010. The decrease was primarily due to the impacts of severe weather, supply pipeline issues and line outages due to prolonged flooding.

Safety Indicators

Safety is a key priority for our management, employees and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP was 2.15 for the third quarter of 2011, compared with 1.53 in the same period of 2010. This rate was 1.89 for the first nine months of 2011, compared with 1.62 for the same period of 2010. The increase was primarily due to a higher number of sprain and strain types of injuries.

The FRA train accident rate for CP for the third quarter of 2011 was 1.81 accidents per million train-miles, compared with 1.81 in the same period of 2010. This rate was 2.00 for the first nine months of 2011, compared with 1.78 for the same period of 2010. Difficult operating conditions in the first half of the year contributed to the year-over-year increase.

9. OPERATING EXPENSES	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2011	2010	% Change	2011	2010	% Change
Operating expenses
Compensation and benefits	$336.4	$365.2	(7.9)	$1,037.0	$1,068.7	(3.0)
Fuel	237.8	166.1	43.2	700.9	525.7	33.3
Materials	56.2	43.2	30.1	185.2	158.2	17.1
Equipment rents	53.1	53.6	(0.9)	158.1	157.5	0.4
Depreciation and amortization	122.6	123.9	(1.0)	367.1	368.4	(0.4)
Purchased services and other	210.9	196.5	7.3	656.9	590.3	11.3
Total operating expenses	$1,017.0	$948.5	7.2	$3,105.2	$2,868.8	8.2

Operating expenses were $1,017.0 million in the third quarter of 2011, an increase of $68.5 million, or 7.2%, from $948.5 million in the same period of 2010.

This increase was primarily due to:

•	higher fuel expense as a result of increased prices;
•	increased volumes as well as higher costs as a result of inefficient operations in the first half of the quarter as we returned to normal operations;
•	higher crew training expenses as a result of increased hires to meet business demand and attrition; and
•	increased IT costs due to our multi-year renewal of our SAP and shipment management systems, included in Purchased services and other.

This increase was partially offset by lower incentive and stock-based compensation and by the favourable impact in the change in FX.

Operating expenses were $3,105.2 million for the first nine months of 2011, an increase of $236.4 million, or 8.2%, from $2,868.8 million in the same period of 2010.

This increase was primarily due to:

•	higher fuel expenses as a result of increased prices;
•	increased expenses driven by less efficient operations due to the impacts of winter weather conditions and flooding;
•	increased IT costs due to our multi-year renewal of our SAP and shipment management systems, included in Purchased services and other; and
•	higher crew training expenses as a result of increased hires to meet business demand and attrition.

This increase was partially offset by lower incentive and stock-based compensation and by the favourable impact in the change in FX.

Canadian Pacific • 2011 MD&A • Q3

Compensation and Benefits

Compensation and benefits expense was $336.4 million in the third quarter of 2011, a decrease of $28.8 million, or 7.9%, from $365.2 million in the same period of 2010. This decrease was primarily due to reduced incentive and stock-based compensation and the favourable impact in the change in FX.

This decrease was partially offset by:

•	labour and benefits inflation;
•	increased crew training expenses to meet anticipated business demand and attrition; and
•	higher crew costs driven by increased workload.

Compensation and benefits expense was $1,037.0 million for the first nine months of 2011, a decrease of $31.7 million, or 3.0%, from $1,068.7 million in the same period of 2010. This decrease was primarily due to significantly lower incentive and stock-based compensation and the favourable impact in the change in FX.

This decrease was partially offset by:

•	higher crew costs driven by increased workload and less efficient operations due to difficult winter weather and prolonged flooding conditions;
•	labour and benefits inflation; and
•	higher crew training expenses as a result of increased hires to meet business demand and attrition.

Fuel

Fuel expense was $237.8 million in the third quarter of 2011, an increase of $71.7 million, or 43.2%, from $166.1 million in the same period of 2010. This increase was primarily due to 47.0% higher fuel price and increased workload. This increase was partially offset by the favourable impact of the change in FX and hedging.

Fuel expense was $700.9 million for the first nine months of 2011, an increase of $175.2 million, or 33.3%, from $525.7 million in the same period of 2010. This increase was primarily due to 37.3% higher fuel price and increased consumption. This increase was partially offset by the favourable impact of the change in FX and hedging.

Materials

Materials expense was $56.2 million in the third quarter of 2011, an increase of $13.0 million, or 30.1%, from $43.2 million in the same period of 2010.

This increase was primarily due to:

•	higher locomotive and freight car repair costs as additional locomotives and freight cars were brought into service in response to higher workload;
•	a reduction in credits received from the scrapping of freight car material due to a change in market conditions; and
•	higher non-locomotive fuel costs due primarily to higher fuel price.

This increase was partially offset by the favourable impact of the change in FX.

Materials expense was $185.2 million for the first nine months of 2011, an increase of $27.0 million, or 17.1%, from $158.2 million in the same period of 2010.

This increase was primarily due to:

•

a higher number of freight car wheels replaced and higher servicing and repair costs for additional locomotives needed to assist in restoring fluidity across our network during the first half of the year as extreme winter weather conditions and flooding outages hampered operations;

•	higher workload resulting in increased locomotive and freight car repair costs;
•	a reduction in credits received from the scrapping of freight car material due to changes in the market; and
•	higher non-locomotive fuel costs as a result of higher fuel prices.

This increase was partially offset by the favourable impact of the change in FX.

Canadian Pacific • 2011 MD&A • Q3

Equipment Rents

Equipment rents expense was $53.1 million in the third quarter of 2011, a decrease of $0.5 million or 0.9%, from $53.6 million in the same period of 2010. This decrease was primarily due to the favourable impact of the change in FX. This decrease was partially offset by the increase in freight car and locomotive leasing costs in response to higher workload, the anticipated increase in demand and higher lease rates.

Equipment rents expense was $158.1 million for the first nine months of 2011, an increase of $0.6 million or 0.4%, from $157.5 million in the same period of 2010. This increase was primarily due to higher locomotive and freight car leasing costs in response to higher workload, the anticipated increase in demand and higher payments to foreign railways as extreme winter weather conditions and subsequent flooding in the first six months of this year decreased asset velocity. This increase was partially offset by the favourable impact of the change in FX.

Depreciation and Amortization

Depreciation and amortization expense was $122.6 million in the third quarter of 2011, a decrease of $1.3 million, or 1.0%, from $123.9 million in the same period of 2010. This decrease was primarily due to the favourable impact of the change in FX and lower rates as a result of the implementation of the 2010 depreciation study. This decrease was partially offset by an increase to capital additions.

Depreciation and amortization expense was $367.1 million for the first nine months of 2011, a decrease of $1.3 million, or 0.4%, from $368.4 million in the same period of 2010. This decrease was primarily due to the favourable impact of the change in FX and lower rates as a result of the implementation of the 2010 depreciation study. This decrease was partially offset by an increase to capital additions.

Purchased Services and Other	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2011	2010	% Change	2011	2010	% Change
Purchased services and other
Support and facilities	$88.9	$76.8	15.8	$284.5	$252.6	12.6
Track and operations	47.1	45.0	4.7	139.9	113.8	22.9
Intermodal	36.1	36.4	(0.8)	108.0	102.4	5.5
Equipment	23.8	22.8	4.4	50.4	59.4	(15.2)
Casualty	17.0	16.6	2.4	61.9	49.2	25.8
Other	1.3	1.7	(23.5)	17.3	18.9	(8.5)
	214.2	199.3	7.5	662.0	596.3	11.0
Land sales	(3.3)	(2.8)	17.9	(5.1)	(6.0)	(15.0)
Total purchased services and other	$210.9	$196.5	7.3	$656.9	$590.3	11.3

Purchased services and other expense was $210.9 million in the third quarter of 2011, an increase of $14.4 million, or 7.3% from $196.5 million in the same period of 2010.

This increase was primarily due to:

•	increased Support and facilities expenses due to higher IT costs due to our multi-year renewal of our SAP and shipment management systems;
•	increased Equipment expenses due to higher locomotive overhaul costs due to the timing of work performed by third parties; and
•	increased Track and operations expenses due to higher expenses related to increased workload and increased dismantling costs associated with a higher 2011 capital program.

This increase was partially offset by the favourable impact of the change in FX and a recovery of environmental remediation charges included in Casualty.

Purchased services and other expense was $656.9 million for the first nine months of 2011, an increase of $66.6 million, or 11.3% from $590.3 million in the same period of 2010.

Canadian Pacific • 2011 MD&A • Q3

This increase was primarily due to:

•	increased Support and facilities expenses due to higher IT costs due to our multi-year renewal of our SAP and shipment management systems;
•	higher costs as a result of inefficient operations due to the impacts of winter weather conditions and flooding; and
•	increased Track and operations expenses due to higher relocation costs driven by our strategic restructuring activities.

This increase was partially offset by the favourable impact of the change in FX, reduced consulting costs, a recovery of environmental remediation charges and higher recoveries from third parties.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $14.1 million in the third quarter of 2011, compared to an expense of $1.0 million in the same period of 2010. The expense was primarily due a net loss of $8.8 million recognized with the early redemption of our 5.75% Notes due in May 2013 (discussed further in Section 13, Liquidity and Capital Resources), as well as foreign exchange losses of $6.3 million primarily on U.S. dollar denominated working capital due to the significant weakening of the Canadian dollar at the end of the third quarter.

Other income and charges was an expense of $8.6 million for the first nine months of 2011, compared to income of $7.3 million in the same period of 2010. The expense was primarily due to debt redemption costs, as well as foreign exchange losses on working capital and long term debt. This was partially offset by the sale of long-term floating rate notes in May 2011 for a gain of $6.3 million. During the same period of 2010, the Company recognized foreign exchange gains on working capital and long term debt.

Net Interest Expense

Net interest expense was $64.3 million in the third quarter of 2011, an increase of $3.7 million, or 6.1% from $60.6 million in the same period of 2010. This increase was primarily due to the issuance of new debt during September 2010 and lower interest capitalized on capital projects during 2011. This increase was partially offset by the favourable impact of the change in FX on U.S. dollar-denominated interest expense.

Net interest expense was $191.0 million for the first nine months of 2011, a decrease of $1.1 million, or 0.6% from $192.1 million in the same period of 2010. This decrease was primarily due to the favourable impact of the change in FX on U.S. dollar-denominated interest expense and the repayment of debt during 2010. This decrease was partially offset by the issuance of new debt during 2010, lower interest capitalized on capital projects during 2011, and lower interest income resulting from the collection of an interest bearing receivable during the second quarter of 2010.

Income Taxes

Income tax expense was $59.4 million in the third quarter of 2011, a decrease of $19.4 million, or 24.6%, from $78.8 million in the same period of 2010. This decrease was primarily due to the impact of non-taxable gains and losses on unrealized FX on Long-term debt (“LTD”) and lower net income. Income tax expense was $116.2 million for the first nine months of 2011, a decrease of $52.5 million, or 31.1%, from $168.7 million in the same period of 2010. This decrease was primarily due to lower earnings in 2011.

The effective income tax rate for the third quarter of 2011 was 24.1%, compared with an effective tax rate of 28.5% in the same period of 2010. For the first nine months of 2011, the effective income tax rate was 25.0%, compared with 26.6% in the same period of 2010. These differences in comparative tax rates are primarily due to the impact of non-taxable gains and losses on unrealized FX on LTD reported in 2010.

We expect an effective income tax rate in 2011 between 24% and 26% which is based on certain estimates and assumptions for the year (discussed further in Section 20, Business Risks).

As part of a consolidated financial strategy, CP structures its U.S. dollar-denominated long-term debt in different tax jurisdictions. As well, a portion of this debt is designated as a net investment hedge against our net investment in U.S. subsidiaries. As a result, the tax on FX on LTD in different tax jurisdictions can vary significantly.

Canadian Pacific • 2011 MD&A • Q3

11. QUARTERLY FINANCIAL DATA

For the quarter ended
(in millions, except per	2011			2010				2009
share data)	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Total revenue	$1,341.6	$1,264.5	$1,163.4	$1,294.3	$1,286.2	$1,234.2	$1,166.8	$1,143.2
Operating income	324.6	230.5	109.2	297.7	337.7	274.1	206.6	167.5
Net income	186.8	128.0	33.7	185.8	197.3	166.6	101.0	146.2
Basic earnings per share	$1.10	$0.76	$0.20	$1.10	$1.17	$0.99	$0.60	$0.87
Diluted earnings per share	$1.10	$0.75	$0.20	$1.09	$1.17	$0.98	$0.60	$0.87

Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is typically influenced by these seasonal fluctuations in customer demand and weather-related issues.

12. CHANGES IN ACCOUNTING POLICY

2011 Accounting Change

Fair Value Measurement and Disclosure

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted the remaining guidance which did not impact the consolidated financial statements.

Future Accounting Changes

Fair value measurement

In May 2011, the FASB issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. Adoption is not expected to have a material impact on the results of operations or financial position but increased quantitative and qualitative disclosure regarding Level 3 measurements is expected.

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. As the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption is expected to impact only the presentation of the financial statements. The guidance must be applied retrospectively for all periods presented in the financial statements. The Company has not yet determined which election will be made when the standard becomes effective for interim and annual periods beginning after December 15, 2011.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Adoption is expected to impact the goodwill impairment testing process but not the results of operations or financial position of the Company.

Canadian Pacific • 2011 MD&A • Q3

13. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $325.4 million in the third quarter of 2011, an increase of $575.5 million from $250.1 million used in operating activities in the same period of 2010, which included a $650 million pension prepayment. Cash provided by operating activities was $672.7 million for the first nine months of 2011, an increase of $551.4 million from $121.3 million in the same period of 2010. The increases in cash generated by operating activities were mainly due to lower pension contributions in 2011, as 2010 included a $650 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan in the third quarter of 2010 (discussed further in Section 19, Future Trends and Commitments), offset in part by lower earnings in 2011.

Investing Activities

Cash used in investing activities was $337.7 million in the third quarter of 2011, an increase of $172.4 million from $165.3 million in the same period of 2010. Cash used in investing activities was $669.5 million for the first nine months of 2011, an increase of $271.8 million from $397.7 million in the same period of 2010. The increases in the third quarter and the first nine months of 2011 were largely due to higher additions to properties.

Additions to properties (“capital programs”) in 2011 are expected to be approximately $1.1 billion. Planned capital programs are expected to include approximately $700 million for basic track infrastructure renewal, $270 million for volume growth and the acquisition of new locomotives, productivity initiatives and strategic network enhancements, $90 million to strengthen and upgrade information technology systems to enhance shipment visibility and information needs, and $40 million to address capital regulated by governments, principally positive train control. The top end of the range for our 2011 capital programs represents an approximate 50% increase over our expenditures on capital programs in 2010 of $726.1 million.

Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 20, Business Risks for a discussion of these assumptions and other factors affecting our expectations for 2011).

Financing Activities

Cash used in financing activities was $174.1 million in the third quarter of 2011, compared to cash provided by financing activities of $318.4 million in the same period of 2010. Cash used in financing activities was $272.7 million for the first nine months of 2011, compared to $128.4 million used in financing, in the same period of 2010. Cash used in financing activities in the third quarter and first nine months of 2011 was primarily for the payment of dividends and the redemption of US$101.4 million 5.75% 5-year Notes pursuant to a call offer for a total cost of $112.5 million, which included a redemption premium paid to note holders to redeem the Notes.

Cash provided by financing activities in the third quarter of 2010 was mainly from the issuance of US$350 million 4.45% 12.5-year Notes for net proceeds of $355.2 million offset in part by the payment of dividends. Cash used in financing activities in the first nine months of 2010 was mainly for the repayment of: $350 million 4.9% 7-year Medium Term Notes; $225.7 million bank loan, including $71.7 million in interest, which was offset in part by the collection of a related $219.8 million receivable, including $69.8 million in interest, from a financial institution; and the payment of dividends. These uses of cash in the first nine months were also partly offset by the issuance of US$350 million 4.45% 12.5-year Notes for net proceeds of $355.2 million.

The Company has available, as sources of financing, unused credit facilities of up to $692 million.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At September 30, 2011, our debt to total capitalization decreased to 45.5%, compared with 46.6% at September 30, 2010. This decrease in 2011 was primarily due to an increase in equity driven by earnings and the repayment of debt during the last 12 months. This decrease was offset in part by an increase in the accumulated actuarial loss of the pension plans which was recognized within Accumulated other comprehensive loss resulting in decreased equity.

Canadian Pacific • 2011 MD&A • Q3

Interest Coverage Ratio

Interest coverage ratio, a non-GAAP measure, is a metric used in assessing the Company’s debt servicing capabilities (discussed further in Section 14, Non-GAAP Measures). At September 30, 2011, our interest coverage ratio decreased to 3.7, compared with 4.0 at September 30, 2010. This decrease was primarily due to lower earnings partly offset by slightly lower interest expense based on the twelve month period ending September 30, 2011.

Calculation of Free Cash	For the three months		For the nine months
(Reconciliation of free cash to GAAP cash position)	ended September 30		ended September 30
(in millions)	2011	2010	2011	2010
Cash provided by (used in) operating activities	$325.4	$(250.1)	$672.7	$121.3
Cash used in investing activities	(337.7)	(165.3)	(669.5)	(397.7)
Dividends paid	(50.8)	(45.5)	(142.2)	(128.9)
Foreign exchange effect on cash and cash equivalents	15.6	(8.8)	5.9	(6.5)
Free cash(1)	(47.5)	(469.7)	(133.1)	(411.8)
Cash (used in) provided by financing activities, excluding dividend payment	(123.3)	363.9	(130.5)	0.5
Decrease in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	(170.8)	(105.8)	(263.6)	(411.3)
Cash and cash equivalents at beginning of period	267.8	373.6	360.6	679.1
Cash and cash equivalents at end of period	$97.0	$267.8	$97.0	$267.8

(1) Free cash has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 14, Non-GAAP Measures.

There was negative free cash of $47.5 million in the third quarter of 2011 and $133.1 million for the first nine months of 2011, compared with negative free cash of $469.7 million and $411.8 million for the same periods of 2010. The increases in free cash were mainly due to a $650 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan in the third quarter of 2010 (discussed further in Section 19, Future Trends and Commitments), partly offset by higher additions to properties and lower earnings in 2011.

Free cash is affected by the seasonal fluctuations (discussed further in Section 11, Quarterly Financial Data) and by other factors including the size of our capital programs. Capital additions were $351.9 million in the third quarter of 2011, an increase of $166.8 million from $185.1 million in the same period of 2010. Capital additions were $703.5 million for the first nine months of 2011, an increase of $259.6 million from $443.9 million in the same period of 2010. Our 2011 capital programs are discussed further above.

14. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other specified items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 13, Liquidity and Capital Resources.

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Interest Coverage Ratio

Interest coverage ratio, a non-GAAP measure, is used in assessing the Company’s debt servicing capabilities, but does not have a comparable GAAP measure to which it can be reconciled. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio includes adjusted earnings before interest and taxes (“adjusted EBIT”), a non-GAAP measure, which can be calculated as operating income less Other income and charges, before other specified items. The ratio is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

Income, before other specified items, or adjusted earnings, provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before other specified items is also referred to as adjusted diluted EPS.

Adjusted operating income is calculated as operating income less other specified operating expenses. This provides a measure of the profitability of the railway on an ongoing basis as it excludes other specified items. Adjusted operating expenses is calculated as operating expenses less other specified operating expenses that do not typify normal business activities. There were no such adjustments for the three and nine months ended September 30, 2011 and September 30, 2010. Adjusted operating ratio is calculated as adjusted operating expenses divided by revenues. This provides the percentage of revenues used to operate the railway on an ongoing basis as it excludes certain other specified items.

Other Specified Items

Other specified items are material transactions that may include, but are not limited to, gains and losses on non-routine sales of assets, unusual income tax adjustments, restructuring and asset impairment charges, and other items that do not typify normal business activities. There were no other specified items included in net income for the three and nine months ended September 30, 2011 and 2010.

15. BALANCE SHEET

Tandem Share Appreciation Rights

As a result of changes to Canadian tax legislation which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding share appreciation rights (“SAR”) and keeping in place the outstanding option. Effective January 31, 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($69.8 million) and the recognized deferred tax asset ($17.9 million) to Additional paid-in capital. Effective September 22, 2011, the Company cancelled a further 0.3 million SARs and reclassified the fair value of the previously recognized liability ($2.1 million) and the recognized deferred tax asset ($0.5 million) to Additional paid-in capital. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled at January 31, 2011 and September 22, 2011 was $25.36 per unit and $10.21 per unit, respectively. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

Total Assets

Assets totaled $14,007.5 million at September 30, 2011, compared with $13,675.9 million at December 31, 2010. The increase in assets reflected an increase in Net properties due to additions in excess of depreciation, the positive impact of a stronger U.S. dollar on U.S. dollar-denominated assets, an increase in Accounts receivable, net mostly reflecting increased billings, as well as increases in Materials and supplies. The increase was partially offset by a reduction in Cash and cash equivalents, and Deferred income taxes resulting from lower net income reducing the amount of income tax assets that CP expects to be able to benefit in the next twelve months as well as the net impact of the cancellation of SARs in Canada.

Total Liabilities

Our total liabilities were $8,808.2 million at September 30, 2011, compared with $8,851.2 million at December 31, 2010. The decrease reflected a reduction in Pension and other benefit liabilities as a result of a higher expected return on plan assets compared to interest cost and a reduction in Other long-term liabilities due to the reclassification of the liability related to certain SARs. The decrease was partially offset by the negative impact of a stronger U.S. dollar on U.S. dollar-denominated liabilities, and Deferred income taxes as a result of the expected reduction in the amount of income tax assets that CP expects to benefit in the next twelve months and an increase in Long-term debt due to the negative impact of the U.S. dollar which more than offset the early redemption of the US$101.4 million 5.75% 5-year Notes.

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Shareholders’ Equity

At September 30, 2011, our Consolidated Balance Sheet reflected $5,199.3 million in equity, compared with an equity balance of $4,824.7 million at December 31, 2010. This increase in equity was primarily due to comprehensive income in excess of dividends and the reclassification to equity of the fair value of the liability related to cancelled SARs.

Share Capital

At October 21, 2011, 169,667,924 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one common share. At October 21, 2011, 10.7 million options were outstanding under our MSOIP and Directors’ Stock Option Plans, and 0.4 million common shares have been reserved for issuance of future options.

Dividends

On August 5, 2011, our Board of Directors declared a quarterly dividend of $0.3000 per share (2010 - $0.2700 per share) on the outstanding common shares. The dividend is payable on October 31, 2011 to holders of record at the close of business on September 30, 2011.

16. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,346.6 million at September 30, 2011 (December 31, 2010 – $4,314.9 million) and a fair value of approximately $5,131.0 million at September 30, 2011 (December 31, 2010 – $4,773.0 million). The fair value of publicly traded long-term debt is determined based on market prices at September 30, 2011 and December 31, 2010, respectively.

Derivative Financial Instruments

Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, we document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address. It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.

The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A for the year ended December 31, 2010, except as described below:

Interest Rate Management

Interest Rate Swaps

During the three and nine months ended September 30, 2011, the Company amortized $1.7 million and $5.0 million (three and nine months ended September 30, 2010 – $1.4 million and $3.6 million, respectively) of deferred gains to Net interest expense relating to interest rate swaps previously unwound in the three months ended September 30, 2010 and three months ended June 30, 2009. In addition, during the three months ended September 30, 2011 the Company amortized $1.6 million of deferred gains to Other income and charges as a result of the redemption of 5.75% 2013 Notes, (discussed further in Section 13, Liquidity and Capital Resources.) The gains were deferred as a fair value adjustment to the underlying debts that were hedged and will be amortized to Net interest expense until such time the debts are repaid through October 2011. At September 30, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.

Treasury Rate Locks

At September 30, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totaling $22.1 million (December 31, 2010 – $22.1 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in Accumulated other comprehensive loss, net of tax and are amortized to Net interest expense in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in Net interest expense and Other comprehensive income of $0.1 million and $nil for the three and nine months ended September 30, 2011, respectively. During 2010 the amortization of these gains and losses resulted in a decrease in Net interest expense and Other comprehensive income of $0.1 million in the three months ended September 30,

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2010 and an increase in Net interest expense and Other comprehensive income of $1.6 million in the nine months ended September 30, 2010.

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar-denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt against gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. dollar-denominated debt maturities.

Foreign Exchange Forward Contracts on Long-term Debt

During the three months ended September 30, 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101.4 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $1.5 million (discussed further in Section 13, Liquidity and Capital Resources).

At September 30, 2011, the Company had remaining FX forward contracts to fix the exchange rate on US$175.0 million of its 6.50% Notes due in May 2018, and US$100.0 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature.

During the three months ended September 30, 2011, the Company recorded a combined realized and unrealized FX gain on long-term debt of $18.7 million in Other income and charges and $5.5 million in Other comprehensive income in relation to these derivatives. For the first nine months ended September 30, 2011, a combined realized and unrealized foreign exchange gain of $13.9 million in Other income and charges and $3.9 million in Other comprehensive income were recorded. These gains recorded in Other income and charges were largely offset by realized and unrealized losses on the underlying debt which these derivatives were designated to hedge. At September 30, 2011, the unrealized gain derived from these FX forwards was $14.7 million (December 31, 2010 – unrealized loss $1.6 million) which was included in Other assets with the offset reflected in Accumulated other comprehensive loss of $2.8 million (December 31, 2010 – $1.1 million), and Retained earnings of $11.9 million (December 31, 2010 – $0.5 million). Amounts recorded in Accumulated other comprehensive loss will be reclassified to earnings during the terms of the Notes.

Fuel Price Management

Energy Futures

At September 30, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 21.3 million U.S. gallons during the period October 2011 to September 2012 at an average price of US$ 3.00 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At September 30, 2011, the unrealized loss on these futures contracts was $5.5 million (December 31, 2010 – unrealized gain $4.1 million) and was reflected in Accounts payable and accrued liabilities with the offset, net of tax, reflected in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Amounts recorded in Accumulated other comprehensive loss will be reclassified to earnings when the derivative instruments are realized.

During the three and nine months ended September 30, 2011, the impact of settled commodity swaps decreased Fuel expense by $1.5 million and $8.3 million, respectively, as a result of realized gains on diesel swaps. For the same periods of 2010, the impact of these swaps increased Fuel expense by $0.2 million and decreased Fuel expense by $1.4 million.

For every one cent increase in the price of a U.S. gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.

Stock-Based Compensation Expense Management

Total Return Swaps (“TRS”)

The Company entered into a TRS to reduce the expense volatility on three types of stock-based compensation programs: tandem share appreciation rights, deferred share units and restricted share units. As the Company’s share price appreciates, these instruments create increased compensation expense. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps are intended to

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minimize volatility to Compensation and benefits expense by providing a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs. During the first quarter of 2011, CP reduced the size of the TRS program for total proceeds of $0.3 million to reflect the cancellation of SARs in Canada (discussed further in Section 15, Balance Sheet).

Compensation and benefits expense on the Company’s Consolidated Statement of Income included a net loss on these swaps of $6.0 million and $8.1 million for the three and nine months ended September 30, 2011, respectively, which was inclusive of both realized gains and unrealized losses in the first nine months of 2011. For the same periods in 2010, the Company recorded an unrealized gain on these swaps of $8.8 million and $9.2 million. At September 30, 2011, the unrealized loss on the remaining TRS of $14.4 million (December 31, 2010 – $6.0 million) was included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2010 remains substantially unchanged, except as updated as follows:

Guarantees

At September 30, 2011, the Company had residual value guarantees on operating lease commitments of $153.3 million, compared to $166.7 million in the same period of 2010. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September  30, 2011, these accruals amounted to $10.2 million, compared to $8.8 million in the same period of 2010.

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At September 30, 2011
Payments due by period			2012 &	2014 &	2016 &
(in millions)	Total	2011	2013	2015	beyond
Contractual commitments
Long-term debt	$4,059.4	$262.9	$79.9	$163.7	$3,552.9
Capital lease	297.9	1.4	18.5	141.1	136.9
Operating lease(1)	861.3	35.0	275.7	181.9	368.7
Supplier purchase	1,843.1	127.6	278.2	292.1	1,145.2
Other long-term liabilities(2)	694.9	35.7	160.5	138.8	359.9
Total contractual commitments	$7,756.6	$462.6	$812.8	$917.6	$5,563.6

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $153.3 million (discussed further in Section 17, Off-Balance Sheet Arrangements) are not included in the minimum payments shown above; as management believes that we will not be required to make payments under these residual guarantees.

(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits and certain other long-term liabilities. Future payments for pension benefits and stock-based compensation liabilities are not included as these may vary as a result of future changes in underlying assumptions used to calculate these liabilities. Pension payments are discussed further in Section 19, Future Trends and Commitments. In addition, deferred income tax liabilities are excluded as these may vary according to changes in tax rates, tax regulations and the operating results of the Company. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

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19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2010 remains substantially unchanged, except as updated as follows:

Subsequent events

On September 13, 2011, the Company announced a cash tender offer and consent solicitation for any or all its outstanding US$245.8 million 6.25% Notes due October 15, 2011. Notes tendered with a principal value of US$203.7 million were redeemed on October 12, 2011, and the remaining US$42.1 million Notes not tendered were redeemed on October 17, 2011. Upon redemption of the Notes a net loss of approximately $1.1 million was recognized to Other income and charges in October 2011.

On October 18, 2011, the Company issued US$92.0 million 3.88% Senior Secured Notes for net proceeds of approximately $92.9 million. These notes are secured by locomotives previously acquired by the Company.

Change in Executive Officer

On April 1, 2011, Mr. Ed Harris retired as Executive Vice-President and Chief Operations Officer and Mr. Michael Franczak was appointed Executive Vice-President, Operations. Mr. Harris will act as an advisor to Mr. Franczak through 2011. Mr. Franczak reports to the President and Chief Executive Officer and has assumed responsibility for operations activity across Canadian Pacific’s North American network.

Stock Price

The market value of our Common Shares decreased $9.65 per share on the Toronto Stock Exchange in the third quarter of 2011 (from $60.17 to $50.52) and decreased $14.10 in the first nine months of 2011 (from $64.62 to $50.52). The market value of our Common Shares increased $5.80 per share on the Toronto Stock Exchange in the third quarter of 2010 (from $57.06 to $62.86) and increased $6.07 in the first nine months of 2010 (from $56.79 to $62.86). These changes in share price contributed to increases/decreases in the value of our outstanding stock-based compensation.

Environmental

Cash payments related to our environmental remediation program (described in Section 21, Critical Accounting Estimates) totaled $3.8 million in the third quarter of 2011, compared with $3.1 million in the same period of 2010. Cash payments related to our environmental remediation program for the first nine months of 2011 were $7.6 million, compared with $6.3 million in the same period of 2010. Cash payments for environmental initiatives are estimated to be approximately $10 million for the remainder of 2011, $16 million in 2012, $13 million in 2013 and a total of approximately $66 million over the remaining years through 2021, which will be paid in decreasing amounts. All payments will be funded from general operations.

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

Certain Other Financial Commitments

At September 30, 2011
Amount of commitment per period (in millions)	Total	2011	2012 & 2013	2014 & 2015	2016 & beyond
Commitments
Letters of credit	$358.9	$220.2	$138.7	$-	$-
Capital commitments	475.3	161.5	312.9	0.1	0.8
Total commitments	$834.2	$381.7	$451.6	$0.1	$0.8

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, we are party to certain other financial commitments set forth in the table above and discussed below.

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Letters of Credit

Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contract amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs and the acquisition of new locomotives. Payments for these commitments are due in 2011 through 2028. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $85 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide for between 43% and 49% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

We made contributions of $26.2 million to the defined benefit pension plans in the third quarter of 2011 and $73.7 million in the first nine months of 2011, compared with $654.8 million and $833.2 million in the same periods of 2010.

We estimate our defined benefit pension contributions to equal approximately $100 million in 2011, and in the range of $125 million to $150 million in each of the subsequent three or four years. These estimates reflect the Company’s expectations for future public equity market returns and future long-term interest rates and the Company’s intentions with respect to the rate at which the Company will apply the $500 million and $650 million voluntary prepayments made in December 2009 and September 2010 against contribution requirements in 2011 and subsequent years. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the December 2009 and September 2010 voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

Restructuring

Cash payments related to severance under all restructuring initiatives totaled $7.4 million during the third quarter of 2011 and $20.1 million for the first nine months of 2011, compared with $4.3 million and $12.7 million for the same period of 2010. Cash payments for restructuring initiatives are estimated to be approximately $11 million for the remainder of 2011, $18 million in 2012, $12 million in 2013, and a total of approximately $25 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

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20. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results.

To mitigate competition risk, our strategies include:

•

creating long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions to enhance access to markets and quality of service;

•	renewing and maintaining infrastructure to enable safe and fluid operations;
•	improving handling through IOP to reduce costs and enhance quality and reliability of service; and
•	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $359 million was committed for letters of credit and $586 million was available on September 30, 2011. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $106 million, of which $106 million of this facility was available on September 30, 2011 and is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio and fixed charge coverage ratio. At September 30, 2011, the Company satisfied the thresholds stipulated in both financial covenants.

Disruptions in financial markets or deterioration of our credit ratings could hinder CP’s access to external sources of funding. It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and the Surface and Transportation Board (“STB”) in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The CTA regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. Various business transactions must also gain prior regulatory approval, which may be uncertain. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.

Transport Canada regulates safety-related aspects of our railway operations in Canada. On March 26, 2011, the Canadian Parliament was dissolved for an election that was held on May 2, 2011. As a result, all outstanding

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business before the House of Commons, including Bill C-33 (an Act to amend the Railway Safety Act and make consequential amendments to the Canada Transportation Act) expired on the Order Paper. On October 7th, 2011, the Government of Canada re-introduced Bill C-33 in the Senate as Bill S-4. No assurance can be given to the effect on CP of this or future legislative action.

On August 12, 2008 the Minister of Transport, Infrastructure and Communities announced the Terms of Reference for the Rail Freight Service Review (“RFSR”). The review is focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the RFSR Panel released the final report and the Government of Canada announced its response to the RFSR. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months further to the release of the RFSR final report, including the intention to table a bill to give shippers the right to a service agreement. The Company will work with the government on these initiatives. It is too soon to determine if these initiatives will have a material impact on the Company’s financial condition and results of operation.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the introduction of Positive Train Control by the end of 2015 (discussed further below); limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

The STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight and held a hearing in June 2011 on rail competition. The industry and CP participated. The STB will be considering the comments and may take further action.

The Chairman and Ranking Republican on the Senate Commerce Committee reintroduced the Surface Transportation Board Reauthorization Act which was the subject of discussions with shippers and the rail industry during the last Congress. It is too soon to know whether the hearings or the reintroduced Surface Transportation Board Reauthorization Act will result in further proceedings and regulatory changes.

The railroad industry in the U.S., shippers and representatives of the Senate Commerce Committee met to discuss possible changes to the legislation which governs the STB’s mandate. The Senate Commerce Committee produced a draft Bill. To date, the House of Representatives has not produced a related Bill. It is too soon to determine if any Bill at all will be enacted, or if in the event any such Bill is enacted, whether it would have a material impact on the Company’s financial condition and results of operations.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada.

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

Canadian Pacific • 2011 MD&A • Q3

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

•

to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•

to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

•

to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and
•

to comply with new U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$250 million. As at September 30, 2011, total expenditures related to PTC were approximately $27 million, including approximately $13 million for the first nine months of 2011.

Labour Relations

Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.

At September 30, 2011, approximately 79% of our workforce was unionized and approximately 74% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with all seven bargaining units that represent our employees in Canada and 18 of 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with all seven bargaining units. On February 5, 2011, CP and the Canadian Autoworkers union, representing shop maintenance workers (“CAW”) announced that a tentative contract settlement was reached; the Memorandum of Settlement was sent to the union membership for ratification. The agreement was ratified by the CAW membership on February 24, 2011. The agreement with CAW expires at the end of 2014. Two agreements expire at the end of 2011 (Teamsters Canada Rail Conference (“TCRC”) representing running trades employees and the TCRC-Rail Canada Traffic Controllers representing rail traffic controllers). Four agreements expire at the end of 2012: Canadian Pacific Police Association, United Steelworkers representing clerical workers, TCRC-Maintenance of Way Employees Division representing track maintenance employees and the International Brotherhood of Electrical Workers representing signals employees.

Canadian Pacific • 2011 MD&A • Q3

U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and three bargaining units of our DM&E subsidiary, and have commenced first contract negotiations with a bargaining unit certified to represent DM&E track maintainers and a bargaining unit to represent DM&E mechanics.

Soo Line agreements with twelve bargaining units representing car repair employees, locomotive engineers, train dispatchers, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors opened for negotiation in November, 2009. Soo Line has joined with the other U.S. Class I railroads in national bargaining for this round of negotiations.

A national agreement that also covers Soo Line employees, has been reached with the train service employees and the yard supervisors. It expires December 31, 2014. A Presidential Emergency Board has been established to hear testimony and make recommendations for agreement terms for the remaining eleven unions at the national table.

D&H has settled contracts with all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors. D&H and its unions have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table for 2010-2014.

DM&E currently has an agreement in place with three bargaining units that cover all DM&E engineers, conductors, signal and communications workers. A tentative agreement subject to employee ratification was reached with the mechanics in late September. Negotiations on the first contract to cover track maintainers continue.

Environmental Laws and Regulations

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

•	protecting the environment;
•	ensuring compliance with applicable environmental laws and regulations;
•	promoting awareness and training;
•	managing emergencies through preparedness; and encouraging involvement, consultation and dialogue with communities along our lines.

Canadian Pacific • 2011 MD&A • Q3

Financial Risks

Pension Funding Status Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Over the last several years, CP has made several changes to the plan’s investment policy to reduce this volatility, including the reduction of the plan’s public equity markets exposure and implementation of a 60% matching of the sensitivities of the plan’s fixed income assets and liabilities to movements in long Government of Canada bond yields. In addition, CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $650 million in September 2010 and $500 million in December 2009 which will reduce pension funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.

Returns in capital markets and the level of interest rates affect the funded status of CP’s pension plans. Pursuant to pension legislation and generally accepted accounting principles, the funded status of all pension plans is calculated on an annual basis on a measurement date of December 31st. The funded status of the pension plans at this measurement date may significantly impact future pension contributions and pension expense included in CP’s results of operations.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our primary mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 16, Financial Instruments). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP has a systematic hedge program with monthly rolling hedges of 10–12% of our fuel requirements. Using this approach CP will, at any point in time, have 5–7% of the next 12 months’ fuel consumption and 8–10% of the next quarter’s fuel consumption hedged.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities, including debt, are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 16, Financial Instruments.

Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16, Financial Instruments.

Canadian Pacific • 2011 MD&A • Q3

General and Other Risks

Transportation of Hazardous Materials

Railways, including CP, are legally required to transport hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railroads. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial conditions and liquidity.

Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations and financial condition as was experienced in the first six months of 2011.

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

•	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;
•	with respect to coal volumes, global steel production;
•	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant; and
•	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.

The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

Canadian Pacific • 2011 MD&A • Q3

21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

Environmental Liabilities

At September 30, 2011, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $105.0 million, of which the long-term portion, amounting to $88.2 million, was included in Other long-term liabilities and the short-term portion, amounting to $16.8 million, was included in Accounts payable and accrued liabilities. Total payments were $3.8 million in the third quarter of 2011 and $7.6 million in the first nine months of 2011, compared with $3.1 million and $6.3 million for the same periods of 2010, respectively. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $6.2 million in third-quarter 2011 and $3.9 million in the first nine months of 2011 compared with a decrease of $3.0 million in third-quarter and $1.9 million in the first nine months of 2010.

Pensions and Other Benefits

We included pension benefit liabilities of $519.0 million in Pension and other benefit liabilities on our September 30, 2011 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $354.2 million in Pension and other benefit liabilities and post-retirement benefits accruals of $20.9 million in Accounts payable and accrued liabilities on our September 30, 2011 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed below, in Legal and Personal Injury Liabilities.

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on our September 30, 2011 Consolidated Statement of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $19.2 million in the third quarter of 2011 and $58.4 million in the first nine months of 2011, compared with $17.3 million and $52.1 million in the same periods of 2010.

Net periodic benefit costs for pensions were $12.3 million in the third quarter of 2011 and $37.7 million for the first nine months of 2011, compared with $10.0 million and $30.0 million in the same periods of 2010. The portion of this related to defined benefit pensions was $11.4 million in the third quarter of 2011 and $34.2 million in the first nine months of 2011, compared with $9.2 million and $27.6 million in the same periods of 2010, and the portion related to defined contribution pensions (equal to contributions) was $0.9 million for the third quarter of 2011 and $3.5 million in the first nine months of 2011, compared with $0.8 million and $2.4 million for the same periods of 2010. Net periodic benefit costs for post-retirement benefits were $6.9 million in the third quarter of 2011 and $20.7 million in the first nine months of 2011, compared with $7.3 million and an expense $22.1 million in the same periods of 2010.

Fluctuations in net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities that is developed from a five-year average of such securities’ market values. The impact of changes in long-term interest rates is moderated by the 60% matching of the sensitivities of the main Canadian plan’s fixed income assets and liabilities to movements in long Government of Canada bond yields contained in the plan’s investment policy. If the rate of investment return on the plans’ public equity securities in 2010 had been 10 percentage points lower than the actual 2010 rate of investment return on such securities, 2011 net periodic benefit costs for pensions would have been higher by $12 million. If the yield spread between the high quality long-term Canadian corporate bonds used to calculate the discount rate and long-term Government of Canada bonds as at December 31, 2010 had been higher (or lower) by 0.1%, 2011 net periodic benefit costs for pensions would have been lower (or higher) by $10 million. A change in long-term Government of Canada bond yields as at December 31, 2010, without a change in the spread between Canadian corporate and Government of Canada bond yields, would not have materially impacted 2011 net periodic benefit costs for pensions due to the above asset/liability interest rate matching.

Canadian Pacific • 2011 MD&A • Q3

Property, Plant and Equipment

At September 30, 2011, accumulated depreciation was $5,903.0 million. Depreciation expense relating to properties was $122.6 million in the third quarter of 2011 and $367.1 million for the first nine months of 2011, compared with $123.9 million and $368.4 million in the same periods of 2010.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5% annual depreciation expense would decrease (or increase) by approximately $3 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to their fair value and an impairment loss is recognized.

Deferred Income Taxes

A deferred income tax expense of $58.6 million was included in total income tax expense for the third quarter of 2011 and $118.4 million for the first nine months of 2011, compared with a deferred income tax expense of $75.4 million and expense of $160.4 million for the same periods of 2010. The change in the third quarter was primarily due to the impact of non-taxable gains and losses on unrealized FX on LTD and lower net income compared to the third quarter of 2010. The change in the year to date deferred income tax expense was primarily due to lower earnings in 2011. At September 30, 2011, deferred income tax liabilities of $2,046.0 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $113.6 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $16.2 million the third quarter of 2011 and $53.0 million for the first nine months of 2011, compared with $15.1 million and $39.8 million for the same periods of 2010.

Accruals for incidents, claims and litigation, including accruals for self-insured workers compensation and long-term disability benefit plans, totaled $171.4 million, net of insurance recoveries, at September 30, 2011. The total accrual included $99.9 million in Pension and other benefit liabilities, $13.6 million in Other long-term liabilities and $58.9 million in Accounts payable and accrued liabilities, offset by $0.8 million in Other assets and $0.2 million in Accounts receivable, net.

Long-term Floating Rate Notes

At September 30, 2011 and December 31, 2010, the Company held long-term floating rate notes with a total settlement value of $105.0 million and $117.0 million, respectively, and carrying values of $77.3 million and $69.5 million, respectively. At September 30, 2011, the long-term floating rate notes consisted of Master Asset Vehicle (“MAV”) 2 notes with eligible assets. The carrying values, being the estimated fair values, are reported in Investments.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Accretion, redemption of notes and changes in assumptions have resulted in gains of $3.7 million and $14.2 million in the three and nine months ended September 30, 2011, respectively (three and nine months ended September 30, 2010 – gains of $2.0 million and $7.6 million, respectively) which was reported in Other income and charges. During the second quarter of 2011 the Company sold all of its MAV 2 Class B and Class C and MAV 3 Class 9 notes for proceeds of $6.4 million and recorded a gain of $6.3 million. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at September 30, 2011 and December 31, 2010, respectively, are:

Canadian Pacific • 2011 MD&A • Q3

Long-term floating rate notes	September 30, 2011	December 31, 2010
Probability weighted average coupon interest rate	0.8%	0.8%
Weighted average discount rate	6.2%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 1/3 years	Approximately 6 years

Credit losses	MAV 2 eligible asset notes:	MAV 2 eligible asset notes:
	nil	1% to 100%
		MAV 3 Class 9 Traditional
		Asset Tracking notes: 1%

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near term earnings.

Goodwill and Intangible Assets

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s operations in the U.S., as a result the related goodwill is now allocated to CP’s U.S. reporting unit (“CP U.S.”). Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth which are inherently uncertain. CP also monitors the fair value of the related reporting unit for potential impairment during the year and there was no indication of potential impairment for the first nine months of 2011. The annual test for impairment, performed with the assistance of outside consultants, determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value by approximately 40% and that no impairment was required in 2010.

The impairment test was performed primarily using an income approach based on discounted cash flows, in which discount rates of 8.5% to 9.0% were used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 5% to 6%. The valuation used revenue growth projections ranging from 4.3% to 7.1% annually. A change in the long term growth rate of 0.25% would change the valuation by 2% to 3%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies, adjusted for the inherent minority discount. The derived value of CP U.S. using the income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP U.S.

The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at September 30, 2011 goodwill was $154.5 million ($146.6 million as at December 31, 2010).

Intangible assets of $44.3 million ($43.2 million as at December 31, 2010), acquired in the acquisition of DM&E, includes the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recognized immediately.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.

Canadian Pacific • 2011 MD&A • Q3

23. GLOSSARY OF TERMS

Average active employees – expense: The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,900 in the US or $11,000 in Canada in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

Canadian Pacific • 2011 MD&A • Q3

GAAP: Accounting principles generally accepted in the United States.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

IOP: Integrated Operating Plan, the foundation for our scheduled railway operations.

Operating income: Calculated as revenues less operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

SAP: SAP is an information technology software application. The software is an integrated enterprise resource planning software manufactured by SAP AG.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

Canadian Pacific • 2011 MD&A • Q3

Suite 500 Gulf Canada Square
401 – 9th Avenue SW
Calgary Alberta T2P 4Z4

www.cpr.ca TSX/NYSE: CP

CANADIAN PACIFIC
DRIVING THE DIGITAL RAILWAY
Printed in Canada

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to September 30, 2011 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended September 30, 2011

Earnings Coverage on long-term debt(1) (2)	3.7x

Notes:

(1) Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2) The earnings coverage ratio has been calculated excluding carrying charges for the $304.1 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2011. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended September 30, 2011, earnings coverage on long-term debt would have been 3.6x.